Filed by Tokyo Electron Limited

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Tokyo Electron Limited; TEL-Applied Holdings B.V. ; Applied Materials, Inc.

Commission File No. 132-02780

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World Headquarters

3-1 Akasaka 5-chome, Minato-ku

Tokyo 107-6325, Japan

Tel.+81-3-5561-7000

ISIN	JP3571400005
SEDOL	6895675
TSE	8035

May 29, 2014

NOTICE OF FISCAL YEAR 2014 (the 51ST FY)

ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Our Shareholders:

We are pleased to announce that the 51st Annual General Meeting of Shareholders (the “AGM”) of Tokyo Electron Limited (“TEL”) will be held on Friday, June 20, 2014, at 10:00 a.m. Japan standard time, at ANA InterContinental Tokyo, located at 1-12-33 Akasaka, Minato-ku, Tokyo.

Shareholders will also be asked to vote upon the following Agenda:

1:	Approval of the Share Exchange Agreement between the Company and TEL Japan GK regarding the Business Combination with Applied Materials

2:	Election of Nine Corporate Directors

As part of our ongoing effort to improve the quality of communications with our foreign investors and to increase the participation of those investors at the AGM, Tokyo Electron Limited has appointed IR Japan, Inc. as our Global Information Agent in connection with the shareholder meeting. We realize that many shareholders do not vote at Japanese Shareholders Meeting due to the volume of meetings and timing concerns. Therefore, we attach special importance to your vote, and hope that you will continue to distinguish yourselves from many institutions, who, unfortunately, do not participate.

Should you have any questions, please contact IR Japan, Inc.’s New York Branch at (1) -646-495-5059 or Tokyo Head Quarters at (81) -3-3796-1185, or e-mail to bna@irjapan.net. The English language proxy material is available on Tokyo Electron’s website at “http://www.tel.com/”, for your reference and convenience.

IT IS IMPORTANT THAT YOU PARTICIPATE AT THE 2014 AGM, REGARDLESS OF THE NUMBER OF SHARES YOU OWN. IF YOU ARE UNABLE TO ATTEND THE AGM, PLEASE CONTACT YOUR BROKER OR CUSTODIAN WITH YOUR VOTING INSTRUCTIONS AS SOON AS POSSIBLE.

*NOTE: A shareholder is entitled to vote per unit of shares, with each unit consisting of one hundred (100) shares.

Sincerely,

Tetsuro Higashi

Chairman of the Board, President & CEO

Tokyo Electron Limited

This is a summary translation of a notice in Japanese language distributed to Japanese shareholders and provided for the convenience of foreign shareholders. The Japanese version is the official, legal document. Please vote by voting form or Internet websites etc. by 5:30 p.m. on Thursday, June 19, 2014 (Japan standard time).

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World Headquarters

3-1 Akasaka 5-chome, Minato-ku

Tokyo 107-6325, Japan

Tel.+81-3-5561-7000

Information Relating to Annual General Meeting of Shareholders

Proposal and information

Items to be reported:

1.	Report on the business report, the consolidated financial statements for FY2014 (the 51st FY; from April 1, 2013 to March 31, 2014), and the reports of Accounting Auditors and the Audit & Supervisory Board on the results of audits for consolidated financial statements.

2.	Report on the financial statements for FY2014 (the 51st FY; from April 1, 2013 to March 31, 2014).

Proposal 1: Approval of the Share Exchange Agreement between the Company and TEL Japan GK regarding the Business Combination with Applied Materials

Tokyo Electron Limited (the “Company” or “Tokyo Electron”) agreed to a business combination through a merger of equals with Applied Materials, Inc. (“Applied Materials”) and executed a business combination agreement dated September 24, 2013 (as amended, the “Business Combination Agreement”) with Applied Materials. Upon consummation of the business combination, the Company will implement a triangular share exchange, and Applied Materials will implement a triangular merger. As a result, each of the Company and Applied Materials will be wholly owned subsidiaries of a holding company organized under the laws of the Netherlands (“HoldCo”). Pursuant to the business combination, among other things, the Company will enter into a share exchange with TEL Japan GK, which was established for the purpose of the business combination whereby the Company will become a wholly owned subsidiary of HoldCo. Accordingly, the Company executed a share exchange agreement with TEL Japan GK as of May 14, 2014.

The effective date of the share exchange to be approved at this general meeting is set for September 24, 2014 in the current share exchange agreement, which is tentative. In order for the business combination, including the share exchange, to be consummated, each of the conditions precedent (for example, the approval to consummate the business combination from the Companies’ respective shareholders and the approval of certain governmental regulators and authorities under applicable competition laws in Japan, the U.S. and other countries) set forth in the Business Combination Agreement must be satisfied or waived, and it is uncertain when each of all the conditions will be satisfied or waived. Accordingly, the timing of consummation of the share exchange is dependent on the satisfaction or waiver of these conditions. See below under “4. Outline of the Share Exchange Agreement” for further information regarding how the effective date of the share exchange will be set, announced and, if necessary, adjusted prior to consummation of the business combination.

We would like the shareholders to approve the share exchange agreement. Approval of the shareholders is a condition to the consummation of the business combination and is required under the Companies Act of Japan in order to consummate the share exchange.

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World Headquarters

3-1 Akasaka 5-chome, Minato-ku

Tokyo 107-6325, Japan

Tel.+81-3-5561-7000

1. Reason for Share Exchange

Since their foundation, the Company and Applied Materials have been innovators in semiconductor and display technology for more than 50 years. Today, mobile devices, including PCs, smartphones and tablets, have made significant advances, and the demand for faster technology innovation, for the diversification of technology, and for the cost efficiencies has reached levels not yet seen in the past.

To support the industries’ continued growth toward creating a more enriched society, we need to meet new technological challenges with better solutions quickly at lower cost. The purpose of the business combination is to provide innovative solutions that will achieve better device performance and yield enhancement and cost improvement to meet these challenges.

Through the business combination, both the Company and Applied Materials will combine a wide variety of human resources and technologies in the semiconductor and display manufacture industry, and aim to be a leading company that will bring new material innovations in the cutting-edge areas, including transistor, interconnect layers, advanced packaging and display.

The business combination will be implemented through the following steps.

(i)	The Company and TEL Japan GK will effect the share exchange pursuant to the share exchange agreement to be approved at this general meeting (pursuant to which each issued and outstanding share of the Company (excluding the treasury shares held by the Company ) will be exchanged for 3.25 ordinary shares of HoldCo).

As a result of this share exchange, the Company will become a wholly owned subsidiary of TEL Japan GK. The Company will also become an (indirect) wholly owned subsidiary of HoldCo since TEL Japan GK will be a wholly owned subsidiary of HoldCo as of the effective time of the share exchange. (See Attachment 4, “The Share Exchange”.)

(ii)	Applied Materials and a company organized under Delaware law which will be indirectly owned by HoldCo will be involved in a triangular merger (pursuant to which Applied Materials will be the surviving company and the other company will be the dissolving company and each issued and outstanding share of Applied Materials (excluding the treasury shares held by Applied Materials) will be converted into the right to receive one ordinary share of HoldCo.) (See Attachment 4, “Applied Materials Merger”.)

(iii)	The ordinary shares of HoldCo are expected to be listed on the Tokyo Stock Exchange (the “TSE”) and the Nasdaq Global Select Market (“Nasdaq”). (See Attachment 4, “After the business combination”)

The Company intends to implement the merger as an intragroup reorganization after the business combination, which will be effective on the same date as the effective date of the share exchange. Under this merger, the Company will be the surviving company and TEL Japan GK will be the dissolving company, which is not subject to an approval of this general meeting. In the event that the merger is implemented, the Company will become a direct wholly owned subsidiary of HoldCo, while the Company will become an indirect wholly owned subsidiary of HoldCo as of immediately after the share exchange.

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World Headquarters

3-1 Akasaka 5-chome, Minato-ku

Tokyo 107-6325, Japan

Tel.+81-3-5561-7000

2. Outline of HoldCo after the consummation of the Business Combination

Company Name (Note 1)	TEL-Applied Holdings B.V. (tentative)
Head office	Both in Tokyo, Japan and Santa Clara, California
Country of company registration	The Netherlands
Securities Exchange in which HoldCo will be listing	TSE and Nasdaq Shares of HoldCo will be traded in Japanese yen and one trading unit is one share in TSE.
Place of a general meeting	The Netherlands
Directors and officers (Note 2)	Chairman of the Board of Directors	Tetsuro Higashi (Current Chairman, President and Representative Director, CEO of Tokyo Electron)
	Vice Chairman of the Board of Directors	Tetsuo Tsuneishi (Current Vice Chairman of Tokyo Electron) Michael Splinter (Current Executive Chairman of Applied Materials)
	CEO	Gary Dickerson (Current President and CEO of Applied Materials)
	CFO	Robert Halliday (Applied Materials’ current CFO)
Board of directors

The board of directors will be made up of eleven directors (seven of the directors are independent directors).

Five of the directors will be designated by the Company (three of the directors designated by the Company will be independent directors).

Five of the directors are designated by Applied Materials (three of the directors designated by Applied Materials will be independent directors).

One of the directors will be designated jointly by the Company and Applied Materials and will be an independent director.

Dividend

Whether any dividends are declared or paid to holders of HoldCo ordinary shares, and the amounts of any dividends that are declared or paid, will be determined after the consummation of the Business Combination.

The currency of any dividends received by the shareholders who will own the ordinary shares of HoldCo through the Japan Securities Depository Center Inc will be converted into yen after the dividend payment by the Company.

Repurchase of shares	HoldCo intends to commence a $3.0 billion stock repurchase program targeted to be executed within 12 months following the consummation of business combination.

(Note 1)	The Company and Applied Materials will change the name of HoldCo prior to, or in conjunction with, the closing of the business combination.
(Note 2)	CEO means Chief Executive Officer, CFO Chief Financial Officer.

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World Headquarters

3-1 Akasaka 5-chome, Minato-ku

Tokyo 107-6325, Japan

Tel.+81-3-5561-7000

3. Timeline of the Share Exchange

Execution of the Business Combination Agreement	September 24, 2013
Record Date of the shareholders meeting of Tokyo Electron	March 31, 2014
Date when the board of directors of Tokyo Electron resolved to approve the Share Exchange Agreement	May 14, 2014
Date of the shareholders meetings of Tokyo Electron where the share exchange agreement will be submitted for approval	June 20, 2014
Delisting Date (Tokyo Electron)	September 18, 2014 (not final) (Note 1)
Effective Date of the Share Exchange	September 24, 2014 (not final) (Note 2)
Closing for the Business Combination (Effective Date)	September 24, 2014 (not final)
Listing Date of the HoldCo (TSE, First Section (foreign))	September 24, 2014 (not final)

(Note 1)	The date of the delisting will be determined by the TSE considering the status of the finalization of the effective date of the Share Exchange. In response to the change of the effective date of the Share Exchange, the delisting date will also be changed. Generally, the delisting date is expected to be three business days prior to the effective date of the Share Exchange.
(Note 2)	As described in the beginning section of this proposal, the effective date set as of today is not final, and there is a possibility that the current effective date will be changed to a different date.
(Note 3)	The shareholders will be advised in detail of the affairs regarding the share exchange via mail after this general meeting.
(Note 4)	In order to consummate the Business Combination, the approval of the Business Combination Agreement at a general meeting of shareholders of Applied Materials is required. The date of the general meeting of shareholders of Applied Materials to approve the Business Combination Agreement will be June 23, 2014 (California time).

4. Outline of the Share Exchange Agreement

<Summary>

The share exchange agreement to be approved at this general meeting is executed in order to implement 1 (i) (the share exchange pursuant to the share exchange agreement between the Company and TEL Japan GK) above. The share exchange agreement is executed between the Company and TEL Japan GK, and includes the following terms: (a) TEL Japan GK will obtain all of the issued and outstanding shares of the Company and (b) the shareholders of the Company will receive 3.25 ordinary shares, nominal value of €0.01 per ordinary share.

The effective date of the share exchange is set for September 24, 2014 in the current share exchange agreement to be approved. However, the share exchange is a part of the business combination and the Business Combination Agreement provides various conditions precedent for closing, the timing of consummation of which are dependent on the satisfaction or waiver of various conditions under the Business Combination Agreement. The business combination, including the share exchange, shall take place generally on a date to be designated jointly by the Company and Applied Materials, which shall be no later than the 10th business day after the satisfaction or waiver of each of all the conditions set forth in the Business Combination Agreement. Therefore, the effective date set forth in the current share exchange agreement is tentative and may be changed to a different date depending on when the conditions of the business combination are satisfied or waived (see Note). Pursuant to the Companies Act of Japan, in the event that the effective date of the share exchange is changed, the Company will issue a public notice of the new effective date of the share exchange no later than the day preceding the effective date set before the change.

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World Headquarters

3-1 Akasaka 5-chome, Minato-ku

Tokyo 107-6325, Japan

Tel.+81-3-5561-7000

(Note)	The specific process to change the effective date will be as follows:

In the case where it turns out that the conditions precedent of the business combination will have not yet been satisfied or waived as of the effective date (September 24, 2014) set forth in the current share exchange agreement, the Company and Applied Materials plan to postpone the effective date to a later date after September 24, 2014, before which date each of all the conditions precedent of the Business Combination Agreement are expected to have been satisfied or waived. After that, when the timing of the satisfaction or waiver of each of the conditions can be predicted, the effective date will be finalized and set on an appropriate date. Considering the delisting process for the Tokyo Electron shares, the listing process for the HoldCo shares, and other necessary procedures, Tokyo Electron and Applied Materials plan to, in accordance with the Business Combination Agreement, set the effective date of the share exchange as the 10th business day after the satisfaction or waiver of all the conditions precedent of the Business Combination Agreement unless otherwise agreed by the parties. Tokyo Electron will announce the final effective date of the Tokyo Electron Triangular Share Exchange as soon as it is determined.

The share exchange agreement is as follows:

TEL SHARE EXCHANGE AGREEMENT

TEL JAPAN GK, a godo kaisha having its offices at 3-1 Akasaka 5-chome, Minato-ku, Tokyo (“TEL Exchange Sub”), and TOKYO ELECTRON LIMITED, a kabushiki kaisha having its offices at 3-1 Akasaka 5-chome, Minato-ku, Tokyo (“TEL”), hereby execute the following Share Exchange Agreement (hereinafter referred to as this “Agreement”) as of May 14, 2014 (the “Execution Date”). Immediately preceding the effective time of the TEL Share Exchange (as defined in Article 1 below), TEL Exchange Sub will become a wholly owned direct subsidiary of TEL-Applied Holdings B.V., a besloten vennootschap organized under laws of the Netherlands having its office at Kerkenbos 1015, Unit C, 6546 BB, Nijmegen, The Netherlands, which prior to the TEL Share Exchange shall have converted to a naamloze vennootschap (“HoldCo”).

Article 1 (SHARE EXCHANGE)

TEL Exchange Sub and TEL shall execute a share-for-share exchange as a result of which TEL Exchange Sub shall become the direct parent company of TEL and TEL shall become a wholly owned subsidiary of TEL Exchange Sub (the “TEL Share Exchange”). As a result of the TEL Share Exchange, TEL Exchange Sub will acquire all of the issued stock of TEL, other than any stock already owned by TEL Exchange Sub, if any, in exchange for ordinary shares, 0.01 euro nominal value per share, of HoldCo (the “HoldCo Ordinary Shares”) in the manner described in Article 2 below.

Article 2 (SHARES TO BE DELIVERED IN TEL SHARE EXCHANGE AND ALLOTMENT)

2.1	Upon consummation of the TEL Share Exchange, TEL Exchange Sub shall deliver to the shareholders of TEL (excluding, if applicable, TEL Exchange Sub) as of the time (the “Reference Time”) immediately preceding the time when TEL Exchange Sub acquires the entire issued stock of TEL (except the stock of TEL already owned by TEL Exchange Sub, if any) the number of HoldCo Ordinary Shares obtained by multiplying the total number of shares of common stock of TEL (“TEL Common Stock”) owned by the shareholders of TEL (other than TEL Exchange Sub) as of the Reference Time by 3.25 (the “TEL Exchange Ratio”).

2.2	Upon the execution of the TEL Share Exchange, TEL Exchange Sub shall allot to each shareholder of TEL (other than TEL Exchange Sub) as of the Reference Time the number of HoldCo Ordinary Shares obtained by multiplying the number of shares of TEL Common Stock owned by each such shareholder as of the Reference Time by the TEL Exchange Ratio.

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World Headquarters

3-1 Akasaka 5-chome, Minato-ku

Tokyo 107-6325, Japan

Tel.+81-3-5561-7000

2.3	Notwithstanding the foregoing, no fractional HoldCo Ordinary Shares shall be delivered in connection with the TEL Share Exchange. Accordingly, any holder of TEL Common Stock who would otherwise be entitled to receive a fraction of a HoldCo Ordinary Share (after aggregating all fractional HoldCo Ordinary Shares deliverable to such holder) at the Effective Date (as defined in Article 3 below) shall, in lieu of such fraction of a HoldCo Ordinary Share, be paid in cash the yen amount (rounded as necessary up to the nearest whole yen) equal to: (i) the fraction of a HoldCo Ordinary Share such TEL stockholder would otherwise have been entitled to receive pursuant to Section 2.2; multiplied by (ii) the quotient of (A) the volume-weighted average price per share of TEL Common Stock on the Tokyo Stock Exchange for the five consecutive trading days preceding (but not including) the date on which TEL Common Stock is delisted from the Tokyo Stock Exchange prior to the Effective Date divided by (B) the TEL Exchange Ratio.

Article 3 (EFFECTIVE DATE)

The TEL Share Exchange shall become effective at the later of 12:01 am JST on September 24, 2014 (hereinafter referred to as the “Effective Date”) or the time when each of conditions set forth in Article 6 is satisfied or waived on the Effective Date; provided, however, that the Effective Date may be modified upon consultation and agreement between TEL Exchange Sub and TEL in the event such modification is necessary under the applicable procedural requirements for the TEL Share Exchange or for other reasons.

Article 4 (CANCELLATION OF TREASURY STOCK)

TEL shall cancel all of its treasury stock held by TEL as of the Reference Time (including the treasury stock acquired by TEL as a result of the exercise of dissenting shareholders’ appraisal rights in connection with the TEL Share Exchange pursuant to Article 785, Paragraph 1 of the Companies Act (Act No. 86 of 2005) of Japan) pursuant to the approval of the TEL Board prior to the Effective Date in accordance with applicable laws and regulations.

Article 5 (AMENDMENT AND TERMINATION OF AGREEMENT)

During the period beginning on the Execution Date and ending on the Effective Date, this Agreement may be modified or terminated only upon mutual written agreement of both parties hereto after mutual consultation.

Article 6 (EFFECTIVENESS OF THE SHARE EXCHANGE)

The TEL Share Exchange shall become effective if each of the following conditions is satisfied or waived: (i) the approval of the TEL Share Exchange by the general meeting of shareholders of TEL and the competent authorities as required by applicable laws and regulations shall have been obtained; (ii) TEL Exchange Sub shall have become a wholly owned direct subsidiary of HoldCo; and (iii) TEL Exchange Sub shall have been able to deliver to TEL shareholders the number of HoldCo Ordinary Shares necessary to effect the TEL Share Exchange in accordance with the terms of this Agreement.

Article 7        (ACQUISITION OF HOLDCO ORDINARY SHARES BY TEL EXCHANGE SUB)

TEL Exchange Sub shall acquire sufficient HoldCo Ordinary Shares, without any security interests or other encumbrances, to deliver all HoldCo Ordinary Shares to be delivered in the TEL Share Exchange in accordance with Article 2 of this Agreement prior to the effective time of the TEL Share Exchange.

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World Headquarters

3-1 Akasaka 5-chome, Minato-ku

Tokyo 107-6325, Japan

Tel.+81-3-5561-7000

Article 8 (CONSULTATION)

Except as provided in this Agreement, any matter which is necessary for consummation of the TEL Share Exchange shall be determined through consultation and agreement between TEL Exchange Sub and TEL consistent with the purpose and intent of this Agreement.

Article 9 (GOVERNING LAW)

This Agreement shall be governed by and construed in accordance with the laws of Japan.

IN WITNESS WHEREOF, two original copies of this Agreement have been prepared, and after affixing their seals on the date first written above, each party shall retain one copy.

TEL EXCHANGE SUB 3-1 Akasaka 5-chome, Minato-ku, Tokyo TEL Japan GK Representative Member Tokyo Electron Limited Executor (shokumu shikkousha) Tetsuro Higashi /s/

TEL

3-1 Akasaka 5-chome, Minato-ku, Tokyo Tokyo Electron Limited Representative Director, Chairman, President & Chief Executive Officer Tetsuro Higashi /s/

5. Summary of Items Listed under Article 184, Paragraph 1 of the Ordinance for Enforcement of the Companies Act (except for Items 5 and 6)

The share exchange agreement between the Company and TEL Japan GK to be approved is hereinafter referred to as the “Share Exchange Agreement”. The share exchange between the Company and TEL Japan GK set forth in the Share Exchange Agreement is hereinafter referred to as the “Share Exchange”. The business combination set forth in the Business Combination Agreement is hereinafter referred to as the “Business Combination”. The triangular merger, pursuant to which Applied Materials will be the surviving company and a company organized under Delaware law will be the dissolving company, and the consideration for merger will be the ordinary shares of the HoldCo is hereinafter referred to the “Applied Materials Merger” (which is effected in order to implement 1 (ii) above).

(1)	Fairness of the Share Exchange Consideration

(A)	Total number or value of the Share Exchange consideration and allotment equivalence

(i)	Details of Allotment Pursuant to the Share Exchange (“TEL Share Exchange Ratio”)

Number of HoldCo Ordinary Shares each Ordinary Share of Tokyo Electron will be Exchanged For Pursuant to the Share Exchange (See Note 1)	3.25
Total Number of HoldCo Ordinary Shares to be Issued to the Company Shareholders in the Share Exchange (See Note 2)	582,406,373

(Note 1)

Pursuant to the terms of the Share Exchange Agreement, the Company shareholders will receive 3.25 ordinary shares of HoldCo in exchange for each share of the Company held by them immediately prior to the effective time of the Share Exchange. Notwithstanding

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World Headquarters

3-1 Akasaka 5-chome, Minato-ku

Tokyo 107-6325, Japan

Tel.+81-3-5561-7000

the foregoing, the Company will cancel all treasury shares held by it before the Share Exchange becomes effective but after the purchase of shares from dissenting shareholders, if any, who exercised appraisal rights provided under the Japanese Companies Act prior to the Share Exchange becoming effective. The share exchange ratio identified above has not been amended or modified since the execution of the Business Combination Agreement on September 24, 2013.
(Note 2)	The number of new shares to be issued by HoldCo to the Company shareholders has been calculated based on the Company’s total number of outstanding shares excluding treasury shares (179,201,961 shares) as of March 31, 2014.
(Note 3)	No fractional shares will be issued in connection with the Share Exchange. Shareholders of the Company who would be entitled to receive fractional shares of HoldCo will alternatively receive a cash payment calculated in accordance with the terms of the Share Exchange Agreement.
(Note 4)	Handling of shares less than one unit

There is no unit share system under the laws of the Netherlands, the jurisdiction of HoldCo’s incorporation.

(Note 5)	Allotment Pursuant to the Applied Materials Merger (Applied Conversion Ratio) is as follows:

Number of HoldCo Ordinary Shares each Share of Applied Materials Common Stock will be Converted Into Pursuant to the Applied Materials Merger (See Note 5-1)	1
Total Number of HoldCo Ordinary Shares to be Issued to Applied Materials Stockholders in the Applied Materials Merger (See Note 5-2)	1,217,378,416

(Note 5-1)	Pursuant to the terms of the Business Combination Agreement, Applied Materials stockholders will receive one ordinary share of HoldCo for each share of Applied Materials common stock held by them as of immediately prior to the effective time of the Applied Materials Merger. Notwithstanding the foregoing, no ordinary shares of HoldCo will be paid or payable in respect of any treasury shares, shares of Applied Materials common stock held by Applied Materials or any of its subsidiaries or to dissenting stockholders who exercise appraisal rights under Delaware law, if available, in each case as of immediately prior to the effective time of the Applied Materials Merger. The share exchange ratio identified above has not been amended or modified since the execution of the Business Combination Agreement on September 24, 2013.
(Note 5-2)	New shares to be issued by HoldCo to Applied Materials stockholders has been calculated based on Applied Materials’ total number of outstanding shares excluding treasury shares (1,217,378,416 shares) as of April 27, 2014.
(Note 5-3)	No fractional shares will be issued in connection with the Applied Materials Merger. Stockholders of Applied Materials who would be entitled to receive fractional shares of HoldCo will alternatively receive a cash payment equal to such stockholder’s pro rata share of the proceeds of the fractional shares sold in a commercially reasonable manner.

(ii)	Basis for Calculation

The allotments of HoldCo ordinary shares to be made in the Share Exchange will be made pursuant to the share exchange ratio set forth in the Business Combination Agreement. In order to support their efforts to ensure the fairness of the share exchange ratio of the Business Combination from a financial point of view to the shareholders of the Company, the Company appointed Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. and its affiliates, including Morgan Stanley & Co. LLC (collectively “Mitsubishi UFJ Morgan Stanley”) as its independent financial advisor to perform a financial analysis of the share exchange ratio. Please see Attachment 1, “Analysis Outline of the Financial Advisor Regarding the Share Exchange Ratio,” with respect to the outline of the financial analysis relating to the share exchange ratio of the Business Combination conducted by Mitsubishi UFJ Morgan Stanley.

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Tel.+81-3-5561-7000

(iii)	Background of Calculation

The allotments of HoldCo ordinary shares to be made in the Share Exchange will be made pursuant to the Business Combination. The Company carefully negotiated and discussed the TEL Share Exchange Ratio and Applied Conversion Ratio with Applied Materials, comprehensively taking into account various factors including but not limited to as the financial position, assets and business prospects of each of the Company and Applied Materials, with the Company referring to the financial analyses performed by Mitsubishi UFJ Morgan Stanley. Based on the foregoing factors, the Company came to a decision that the TEL Share Exchange Ratio set out in (i) above, was appropriate and reached agreement on the TEL Share Exchange Ratio with Applied Materials.

(iv)	Relationship with Financial Advisor

Mitsubishi UFJ Morgan Stanley, which is acting as financial advisor to the Company, does not constitute a related party of the Company or Applied Materials, respectively, and does not have any material interest in connection with the Business Combination other than with respect to the fee it will receive for its services, a substantial portion of which is contingent upon the closing of the Business Combination.

(B)	Reason for Selection of the Said Type of Asset as Share Exchange Consideration

To achieve the objectives of the Business Combination, under which the Company and Applied Materials aim to be a leading company that will bring new material innovations in cutting-edge areas, the Company and Applied Materials will organize HoldCo in the Netherlands and become sister companies. The shareholders of the Company as of immediately prior to the consummation of the Business Combination will become shareholders of HoldCo, which will own the Company and Applied Materials as subsidiaries after the Business Combination, and may enjoy synergies created by the Business Combination as shareholders. Pursuant to the Business Combination, shares of the Company will be delisted from the TSE and the ordinary shares of HoldCo, which will be the consideration for the Business Combination, are expected to be listed on the TSE and Nasdaq.

(C)	Matters to be Considered to Protect the Interests of the Company’s Shareholders

As of the date the Share Exchange Agreement was executed, TEL Japan GK is a wholly owned subsidiary of the Company. Since the Share Exchange will be implemented as a part of the Business Combination between the Company and Applied Materials, the details of the share allotment under the Share Exchange had already been agreed between the Company and Applied Materials at the time the Business Combination Agreement was executed. The Company has taken the following measures to ensure fairness in agreeing with Applied Materials on the conditions for the Business Combination.

(i)	Measures to Ensure Fairness

The Share Exchange will be implemented as a part of the Business Combination. In addition to receiving the financial analyses relating to the TEL Share Exchange Ratio described in (A)(ii) “Basis for Calculation”, the Company received a written opinion of Mitsubishi UFJ Morgan Stanley dated September 24, 2013, that, as of the date of the opinion and based upon and subject to certain conditions, including the assumptions described in Attachment 1, the share exchange ratio pursuant to the Business Combination was fair from a financial point of view to the shareholders of the Company (what is called Fairness Opinion).

Further, the Company retained Nishimura & Asahi and Jones Day as its legal advisors for matters relating to the Business Combination.

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3-1 Akasaka 5-chome, Minato-ku

Tokyo 107-6325, Japan

Tel.+81-3-5561-7000

(ii)	Measures to Avoid Conflicts of Interests

The Share Exchange will be implemented as a part of the Business Combination. There are no identified conflicts of interest between the Company and Applied Materials that will arise as a result of the Business Combination; accordingly, no special measures have been taken.

(2)	Matters Concerning the Share Exchange Consideration

(A)	Provisions Equivalent to Articles of Association under Japanese Law

The articles of association of HoldCo as of its incorporation on January 6, 2014, are as set forth in Attachment 2, Articles of Association of HoldCo (before the Business Combination). Prior to consummating the Business Combination, HoldCo will be converted from a private limited liability company (besloten vennootschap) organized under the laws of the Netherlands to a public limited liability company (naamloze vennootschap) organized under the laws of the Netherlands. In conjunction with the conversion, the articles of association of HoldCo will be amended. The articles of association of HoldCo as of the consummation of the Business Combination becomes effective will be as set forth in Attachment 3, Articles of Association of HoldCo (as of the consummation of the Business Combination).

(B)	Rights Concerning Ordinary Shares of HoldCo

Rights concerning the ordinary shares of HoldCo to be used as the Share Exchange consideration are listed below:

(i)	Entitlement to surplus dividend

Each holder of ordinary shares of HoldCo is entitled to dividends in proportion to the number of shares held. In addition, the currency of the dividends received by the shareholders who will own the ordinary shares of HoldCo through the Japan Securities Depository Center Inc will be converted into yen after the dividend payment by the Company.

(ii)	Entitlement to distribution of residual property

Each holder of ordinary shares of HoldCo is entitled to a proportionate share of any residual assets upon liquidation of HoldCo. Pursuant to the Articles of Association, the dividends by HoldCo will be paid in euro, dollar, yen or other currency decided by the board of directors of HoldCo.

(iii)	Voting right at a shareholders meeting

Each of HoldCo’s ordinary shares will confer the right to attend and address the General Meeting of HoldCo’s shareholders, the right to request the board of directors of Holdco to provide information at General Meeting of HoldCo’s shareholders, and the right to cast one vote at the General Meeting of HoldCo’s shareholders. As a result, the number of votes that a shareholder may cast equals the number of HoldCo’s ordinary shares such shareholder holds. The cumulative voting is not applicable to HoldCo.

(iv)	Appraisal opposition rights of the shareholder in the event of a merger or similar events

Dutch law provides that, to the extent that the acquiring company in a cross-border merger is organized under the laws of another member state of the European Union or the European Economic Area, a shareholder of a Dutch company that will disappear in a merger who has voted against the cross-border merger may file a claim with the Dutch company for compensation instead of receiving shares in the share capital of the acquiring company.

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Tokyo 107-6325, Japan

Tel.+81-3-5561-7000

(v)	Right to inspect or ask for a copy of the Articles of Association and other materials (the material that shows electro-magnetic record(s), if the relevant data or material is recorded electro-magnetically)

(I)	Articles of association

HoldCo’s shareholders may view a copy of its articles of association and public securities filings under the U.S. Securities Act of 1933 and the U.S. Securities Exchange Act of 1934 on the U.S. Securities and Exchange Commission’s webpage (http://www.sec.gov) or may request to be provided with a copy by HoldCo.

(II)	Annual accounts and the annual report

Under Dutch law, the annual accounts of HoldCo will be submitted to the General Meeting of HoldCo’s shareholders for adoption and the annual report will be reported at the General Meeting. Each shareholder may inspect these materials, and upon its request be provided with a copy of the annual accounts free of charge at its corporate seat and such other locations as the board of directors of HoldCo determines.

(III)	Record of resolutions of the general meeting

HoldCo’s board of directors will keep a record of all resolutions adopted by the General Meeting of HoldCo’s shareholders, which record will be available at its corporate seat and such other locations as the board of directors of HoldCo determines for inspection by shareholders. Each shareholder will upon its request be provided with a copy from such record.

(IV)	Shareholder registry

Each shareholder of HoldCo may be provided upon its request with written evidence of the contents of the share register with regard to the shares registered in his name free of charge. Furthermore, the shareholders registry will be deposited at the offices of the HoldCo for inspection by the shareholders of HoldCo. However, the registry of the beneficial owners of HoldCo is not required to be deposited at the offices of the HoldCo under Dutch law.

(vi)	Anti-takeover measure

Under Dutch law, HoldCo is permitted to take various protective measures within the limits set by Dutch law and Dutch case law. Pursuant to the articles of association of HoldCo that will be in effect after the Business Combination, in order to protect the interest of the shareholders, HoldCo may issue cumulative preference shares to a friendly party in such a manner as to (temporarily) dilute the interest of any potential acquirer aimed at creating a status quo that could be used by HoldCo board of directors to further discuss with the potential acquirer its future plans for HoldCo as well as to search for strategic alternatives.

(C)	Language in Which Information is Provided to Shareholders

Meetings of HoldCo’s shareholders will be conducted in the English language. The languages in which information is provided to HoldCo shareholders will be determined by the HoldCo’s board of directors. Japanese language will be one of such languages. The ordinary shares of HoldCo are expected to be listed on TSE in association with the Business Combination, and thus HoldCo will provide some information in Japanese in accordance with the TSE’s regulations.

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(D)	Total number of rights equivalent to the voting rights of the shareholders of HoldCo that shareholders will possess on the effective day of the Share Exchange (following consummation of the Business Combination) should there be a meeting equivalent to the shareholders meeting

1,799,784,889 shares

The above number is calculated by aggregating the numbers specified in (a), (b) and (c) below.

(a)	Total number of voting rights of all shareholders of HoldCo immediately prior to the Business Combination

100 shares (to be expected)

(b)	Number of voting rights of ordinary shares of HoldCo to be delivered to the Company shareholders with respect to the Share Exchange

582,406,373 shares

*	The number specified in (b) above is calculated based on the total number of issued shares of the Company (excluding the treasury shares held by the Company) as of March 31, 2014 (179,201,961 shares)

(c)	Number of voting rights of ordinary shares of HoldCo to be delivered to the shareholders of Applied Materials with respect to the Applied Materials Merger

1,217,378,416

*	The number specified in (c) above is calculated based on the total number of issued shares of Applied Materials (excluding the treasury shares held by Applied Materials ) as of April 27, 2014 (1,217,378,416 shares).

The numbers specified in (a), (b) and (c) above may fluctuate from the relevant date mentioned above to the date the Share Exchange becomes effective. In that case, the total number of rights equivalent to the voting rights of the shareholders of HoldCo that shareholders will possess on the effective day of the Share Exchange should there be a meeting equivalent to the shareholders meeting mentioned in (D) above will be affected by such fluctuation. For example, if, before the Share Exchange becomes effective, the dissenting shareholders of the Company exercise their appraisal rights, the Company’s share options (shinkabu-yoyakuken) are exercised, or holders of shares of less than one unit exercise their right to demand the sale of their shares, the total number specified above may fluctuate.

(E)	Matters Concerning the Person(s), etc. Representing HoldCo

(i)	Name and address of the person representing HoldCo

Name:	Tetsuro Higashi (Current Chairman, President and Representative Director, CEO of the Company)
Position:	Managing Director
Address:	3-1 Akasaka 5-chome, Minato-ku, Tokyo

The person mentioned below will represent HoldCo after the Share Exchange and the Applied Materials Merger take effect.

Name:	Gary Dickerson (Current President and CEO of Applied Materials)
Position:	Chief Executive Officer (CEO)
Address:	3050 Bowers Avenue, P.O. Box 58039, Santa Clara, CA 95052

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(ii)	Names of Directors and Officers of HoldCo (other than the representative)

Not applicable.

Upon consummation of the Business Combination, the board of directors of HoldCo will be a board of directors consisting initially of eleven directors. The following persons will be directors of HoldCo upon consummation of the Business Combination.

Name	Position
Tetsuro Higashi (Current Chairman, President and Representative Director, CEO of the Company)	Chairman of the Board of Directors
Michael Splinter (Current Executive Chairman of Applied Materials)	Vice Chairman of the Board of Directors
Tetsuo Tsuneishi (Current Vice Chairman and Representative of the Company)	Vice Chairman of the Board of Directors
Gary Dickerson (Current President and CEO of Applied Materials)	Member of the Board of Directors
Three individuals (in addition to Mr. Higashi and Mr. Tsuneishi) designated by the Company who qualify as “independent directors” under the applicable rules of Nasdaq and the U.S. Securities and Exchange Commission	Member of the Board of Directors
Three individuals (in addition to Mr. Dickerson and Mr. Splinter) designated by Applied Materials who qualify as “independent directors” under the applicable rules of Nasdaq and applicable rules of the U.S. Securities and Exchange Commission	Member of the Board of Directors
One individual designated jointly by the Company and Applied Materials who qualifies as an “independent director” under the applicable rules of Nasdaq and the U.S. Securities and Exchange Commission	Member of the Board of Directors

In addition, upon consummation of the Business Combination, Applied Materials’ current President and Chief Executive Officer, Gary Dickerson, will become the Chief Executive Officer of HoldCo and Applied Materials’ current Chief Financial Officer, Robert Halliday, will become the Chief Financial Officer of HoldCo.

(F)	Content of the materials equivalent to a balance sheet as of the date of incorporation of HoldCo

Since HoldCo was incorporated on January 6, 2014, there is no period equivalent to the latest fiscal year. The content of the document equivalent to the balance sheet as of the date of incorporation of HoldCo is as follows:

(as of January 6, 2014)
Euro
Assets
Total assets	€—
Liabilities and Stockholder’s Equity
Total liabilities	—
Stockholder’s equity
Ordinary shares (Note)	1
Additional paid-in capital	5,022
Due from shareholder	(1)
Accumulated deficit	(5,022)
Total stockholder’s equity	—
Commitments and contingencies
Total liabilities and stockholder’s equity	€—

(Note)	Each of the ordinary shares of HoldCo has par value €0.01, and 100 ordinary shares of HoldCo are issued and outstanding.

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(G)	Summary of the content of HoldCo’s materials equivalent to those listed under the items of Articles 118 and 119 of the Ordinance for Enforcement of the Companies Act for the period equivalent to the latest fiscal year.

Since HoldCo was incorporated on January 6, 2014, and no period equivalent to the latest fiscal year has been completed, there are no applicable materials.

(Reference)

For the account settlement information of the Company and Applied Materials, which will be disclosed in the Securities Report of HoldCo for Listing Application on the Tokyo Stock Exchange (Part I) which will be available at the TSE’s webpage, and it has already been disclosed in the Registration Statement on Form S-4, which was declared effective by the U.S. Securities and Exchange Commission on May 13, 2014. Form S-4 is available at the U.S. Securities and Exchange Commission’s webpage (http://www.sec.gov), the Company’s webpage (http://www.tel.co.jp/ir/index.htm) and on EDINET (Electronic Disclosure for Investors’ NETwork).

(H)	Content of the materials equivalent to the balance sheet for the period equivalent to past five full fiscal years.

Since HoldCo was incorporated on January 6, 2014, and no period equivalent to the latest fiscal year has been completed, there are no applicable materials.

(I)	Method of Cashing the Share Exchange Consideration and Market Price of the Share Exchange Consideration

(i)	Market for transacting the Share Exchange consideration

The TSE and Nasdaq (as scheduled)

(ii)	Parties acting as intermediary, broker or agent in the trading of the Share Exchange consideration

Following registration with the U.S. Securities and Exchange Commission and the listing of the shares on the TSE and Nasdaq, the ordinary shares of HoldCo can be traded through entities such as (a) securities companies that are Japan Securities Depository Center Inc. participants and can handle foreign shares, (b) U.S. or other securities companies that participate in the Depository Trust Company, and (c) other brokerage. With respect to the handling of shares, please refer to the Japanese registration statement to be submitted by HoldCo, which will be disclosed on EDINET.

(iii)	Restriction on the transfer and other disposal of the Share Exchange consideration

Not applicable.

(iv)	Market price of the Share Exchange transaction

Not applicable; however, the shares of HoldCo are expected to be listed on the TSE and Nasdaq

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(v)	Procedure for receiving repayment when the Share Exchange consideration can be repaid with a treasury share purchase, equity buyback or other similar means

Not applicable.

(3)	Financial Statements, etc.

(A)	TEL Japan GK

(i)	Content of the balance sheet on the date of incorporation

(as of May 1, 2014)
one million yen
Assets
Cash and cash equivalents	1
Total asset	1
Liabilities	N/A
Net asset
Stock holders’ equity
Capital stock	1
Total liabilities and net asset	1

(ii)	Material Events that occurred after the date of incorporation that may affect the disposal of a material asset, burden of a material liability, or the position of the company’s assets

On May 14, 2014, TEL Japan GK executed the Share Exchange Agreement with the Company for which shareholders’ approval is requested under this proposal.

(B)	The Company

(i)	Material Events that occurred after the last day of the latest fiscal year that may affect the disposal of a material asset, burden of a material liability, or the position of the company’s assets

On May 14, 2014, the Company executed the Share Exchange Agreement with TEL Japan GK for which shareholders’ approval is requested under this proposal.

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Attachment 1

Analysis Outline of the Financial Advisor Regarding the Share Exchange Ratio

(Outline of Analysis by Financial Advisor of Tokyo Electron)

Mitsubishi UFJ Morgan Stanley analyzed the Share Exchange Ratio by performing valuation analyses based on Historical Exchange Ratio Analysis, Relative Contribution Analysis, Relative DCF Analysis and Selected Precedent Transactions Premium Analysis methodologies and comprehensively considered the results of such analyses.

In the Historical Exchange Ratio Analysis, Mitsubishi UFJ Morgan Stanley reviewed the implied Share Exchange Ratio in relation to the ratio of the daily closing market price of Tokyo Electron common stock on the Tokyo Stock Exchange converted into U.S. Dollars using a JPY/USD exchange rate as of each corresponding date to the daily closing market price of Applied Materials common stock on the Nasdaq as of such date, for various periods ending September 23, 2013. In the Relative DCF Analysis and Relative Contribution Analysis, Mitsubishi UFJ Morgan Stanley used financial projections of Tokyo Electron and Applied Materials on a stand-alone basis, without considering the effect of the Business Combination, both based on equity research estimates and based on forecasts delivered by the managements of Tokyo Electron and Applied Materials.

The following table summarizes the implied ranges of the Share Exchange Ratio calculated by Mitsubishi UFJ Morgan Stanley under each methodology (assuming that the exchange ratio per common stock of Applied Materials is set at 1).

Methodology	Implied Range of the Share Exchange Ratio
Historical Exchange Ratio Analysis (3-Month Period) (Note 1)	2.68x - 3.43x
Relative Contribution Analysis	0.98x - 3.70x
Relative DCF Analysis	2.21x - 4.29x
Selected Precedent Transactions Premium Analysis	2.78x - 3.67x

As described in Measures to Ensure Fairness (5.(1)(C) (i) in this document), based on the request from the board of directors of Tokyo Electron, Mitsubishi UFJ Morgan Stanley delivered to the board of directors of Tokyo Electron a written opinion (“Fairness Opinion”) that, as of September 24, 2013, the Share Exchange Ratio agreed upon in the Business Combination Agreement was fair, from a financial point of view, to the holders of Tokyo Electron common stock.

The opinion of Mitsubishi UFJ Morgan Stanley in the Fairness Opinion is based upon and subject to various significant assumptions, disclaimers, matters considered and limitations described in the Fairness Opinion. Mitsubishi UFJ Morgan Stanley did not recommend any particular Share Exchange Ratio to Tokyo Electron or the board of directors of Tokyo Electron as the only appropriate Share Exchange Ratio.

For conditions and assumptions regarding the analyses and opinion, please see Note 2 below.

(Note 1)	If either the Tokyo Stock Exchange or Nasdaq was closed while the other stock exchange was open, Mitsubishi UFJ Morgan Stanley applied the closing market price on the prior trading day to such day of the closing market price of those shares where the stock market is closed, to calculate the exchange ratio to review in relation to the implied Share Exchange Ratio, and deemed such day as a trading day.
(Note 2)

Mitsubishi UFJ Morgan Stanley’s Fairness Opinion and analysis and calculation of the above ranges of the Share Exchange Ratio as the basis thereof, is directed to Tokyo Electron’s board of directors and addresses only the fairness from a financial point of view of the Share Exchange Ratio pursuant to the Business Combination Agreement to holders of shares of common stock of Tokyo Electron as of the date of the Fairness Opinion. The Fairness Opinion and analysis do not address any other aspects of the transaction and do not constitute an opinion or recommendation to any shareholders of Tokyo Electron or Applied Materials as to how such shareholder should vote or act on any matter at any shareholder meeting with respect to the Business Combination. Mitsubishi UFJ Morgan Stanley did not recommend any specific Share Exchange Ratio to Tokyo

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Electron or its board of directors or that any specific Share Exchange Ratio constituted the only appropriate Share Exchange Ratio for the Business Combination. The Fairness Opinion and analysis do not purport to be an appraisal or to reflect the prices at which shares of common stock of Tokyo Electron, Applied Materials or HoldCo might actually trade.

For purposes of the Fairness Opinion and its analysis, Mitsubishi UFJ Morgan Stanley has:

(a)	Reviewed certain publicly available financial statements and other business and financial information, including equity research estimates, of Tokyo Electron and Applied Materials, respectively;

(b)	Reviewed certain internal financial statements and other financial and operating data concerning Tokyo Electron and Applied Materials, respectively;

(c)	Reviewed certain financial projections delivered by the managements of Tokyo Electron and Applied Materials, respectively;

(d)	Reviewed information relating to certain strategic, financial and operational benefits anticipated from the Business Combination, prepared by the managements of Tokyo Electron and Applied Materials, respectively;

(e)	Discussed the past and current operations and financial condition and the prospects of Applied Materials, including information relating to certain strategic, financial and operational benefits anticipated from the Business Combination, with senior executives of Applied Materials;

(f)	Discussed the past and current operations and financial condition and the prospects of Tokyo Electron, including information relating to certain strategic, financial and operational benefits anticipated from the Business Combination, with senior executives of Tokyo Electron;

(g)	Reviewed the pro forma impact of the Business Combination on Tokyo Electron’s earnings per share, cash flow, consolidated capitalization and financial ratios;

(h)	Reviewed the reported prices and trading activity for Tokyo Electron common stock and Applied Materials common stock;

(i)	Compared the financial performance of Tokyo Electron and Applied Materials and the prices and trading activity of Tokyo Electron common stock and Applied Materials common stock with that of certain other publicly-traded companies comparable with Tokyo Electron and Applied Materials, respectively, and their securities;

(j)	Reviewed the financial terms, to the extent publicly available, of certain comparable transactions;

(k)	Participated in certain discussions and negotiations among representatives of Tokyo Electron and Applied Materials and certain parties and their accounting, tax and legal advisors;

(l)	Reviewed the Business Combination Agreement, substantially in the form of the draft dated September 23, 2013 and certain related documents; and

(m)	Reviewed such other information and considered such other factors as Mitsubishi UFJ Morgan Stanley deemed appropriate.

Mitsubishi UFJ Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to it by Tokyo Electron and Applied Materials, and formed a substantial basis for its Fairness Opinion and analysis. With respect to the financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the Business Combination, Mitsubishi UFJ Morgan Stanley assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of Tokyo Electron and Applied Materials of the future financial performance of Tokyo Electron and Applied Materials. In addition, Mitsubishi UFJ Morgan Stanley assumed that the Business Combination will be consummated in accordance with the terms set forth in the Business Combination Agreement without any waiver, amendment or delay of any terms or conditions and that the exchange of Shares of Tokyo Electron common stock for HoldCo common stock at the Exchange Ratio will be non-taxable for the holders of shares of Tokyo Electron common stock. Mitsubishi UFJ Morgan Stanley assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Business Combination, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Business Combination. Mitsubishi UFJ Morgan Stanley is not a legal, accounting, tax, regulatory or actuarial advisor. Mitsubishi UFJ Morgan Stanley is a financial advisor only and relied upon, without independent verification, the assessment of Tokyo Electron and its legal, accounting and tax advisors with respect to legal, accounting, tax, regulatory or actuarial matters. Mitsubishi UFJ Morgan Stanley has not made any independent valuation or appraisal of the assets or liabilities of Tokyo Electron or Applied Materials, nor has Mitsubishi UFJ Morgan Stanley been furnished with any such valuations or appraisals. The analysis and Fairness Opinion of Mitsubishi UFJ Morgan Stanley was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Mitsubishi UFJ Morgan Stanley as of, the date of the Fairness Opinion. Events occurring after such date might have an effect on the analysis and Fairness Opinion and the assumptions used in preparing it, and Mitsubishi UFJ Morgan Stanley has not assumed any obligation to update, revise or reaffirm its analysis and Fairness Opinion. In arriving at its Fairness Opinion, Mitsubishi UFJ Morgan Stanley was not authorized to solicit, and did not solicit, interest from any party with respect to any merger, business combination or other extraordinary transaction involving Tokyo Electron.

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The preparation of a fairness opinion and the analysis as the basis thereof is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Mitsubishi UFJ Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Mitsubishi UFJ Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Mitsubishi UFJ Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the range of valuations resulting from any particular analysis described herein should not be taken to be Mitsubishi UFJ Morgan Stanley’s view of the actual value of Tokyo Electron or Applied Materials. In performing its analyses, Mitsubishi UFJ Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Tokyo Electron or Applied Materials. Any estimates contained in Mitsubishi UFJ Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by these estimates. The summary contained herein describes the material analyses performed by Mitsubishi UFJ Morgan Stanley but does not purport to be a complete description of the analyses performed by Mitsubishi UFJ Morgan Stanley.

The Share Exchange Ratio was determined through arm’s length negotiations between Tokyo Electron and Applied Materials and was approved by Tokyo Electron’s board of directors. Mitsubishi UFJ Morgan Stanley’s analysis and Fairness Opinion and its presentation to Tokyo Electron’s representatives was only one of many factors taken into consideration by Tokyo Electron’s board of directors in deciding to approve the Business Combination. Consequently, the analyses as described herein should not be viewed as determinative of the opinion of Tokyo Electron’s board of directors with respect to the Share Exchange Ratio or of whether Tokyo Electron’s board of directors would have been willing to agree to a different share exchange ratio.

Mitsubishi UFJ Morgan Stanley has acted as financial advisor to the board of directors of Tokyo Electron in connection with this transaction and will receive a fee for its services, a substantial portion of which is contingent upon the closing of the Business Combination. In the past, Mitsubishi UFJ Morgan Stanley has provided financial advisory and financing services for Applied Materials and has received customary fees in connection with such services. Mitsubishi UFJ Morgan Stanley may also seek to provide such services to Tokyo Electron and Applied Materials or HoldCo in the future and would expect to receive fees for the rendering of these services.

Please note that Mitsubishi UFJ Morgan Stanley is a global financial services firm engaged in the banking (including financing for Tokyo Electron and Applied Materials), securities, trust, investment management, credit services and other financial businesses (collectively, “Financial Services”). Its securities business is engaged in securities underwriting, trading, and brokerage activities, foreign exchange, commodities and derivatives trading, as well as providing investment banking, financing and financial advisory services. In the ordinary course of its underwriting, trading, brokerage and financing activities, Mitsubishi UFJ Morgan Stanley may at any time hold long or short positions, may provide Financial Services to Tokyo Electron, Applied Materials, or companies that may be involved in this transaction and may trade or otherwise effect transactions, for its own account or the accounts of customers, in debt or equity securities or loans of Tokyo Electron, Applied Materials, or any company that may be involved in this transaction, or in any currency or commodity that may be involved in this transaction, or in any related derivative instrument. Mitsubishi UFJ Morgan Stanley, its directors and officers may also at any time invest on a principal basis or manage funds that invest on a principal basis, in debt or equity securities of Tokyo Electron, Applied Materials, or any company that may be involved in this transaction, or in any currency or commodity that may be involved in this transaction, or in any related derivative instrument. Further, Mitsubishi UFJ Morgan Stanley may at any time carry out ordinary course broking activities for Tokyo Electron, Applied Materials, or any company that may be involved in this transaction.

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Attachment 2

Articles of Association of the HoldCo (before the Business Combination)

Unofficial English Translation of Official Dutch Version

ARTICLES OF ASSOCIATION

TEL-APPLIED HOLDINGS B.V.

The following is an unofficial English translation of the articles of association of TEL-Applied Holdings B.V., having its corporate seat in Amsterdam, the Netherlands, as recorded in the Deed of Incorporation, executed on January 6, 2014.

In this translation an attempt has been made to be as literal as possible without jeopardizing the overall continuity. Inevitably, differences may occur in the translation, and if so, the Netherlands text will by law govern.

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ARTICLES OF ASSOCIATION

Definitions and Interpretations

Article 1.

1.1	In these Articles, the following terms will mean:

a.	Share: means an ordinary share in the capital of the Company;

b.	Shareholder: means a holder of one or more Shares;

c.	General Meeting: means the corporate body of the Company formed by the Shareholders;

d.	Director: means each member of the Board;

e.	Company Group; means the Company together with its subsidiaries;

f.	Annual Accounts: means for any financial year of the Company, the balance sheet and the profit and loss account of the Company for such financial year, plus the explanatory notes thereto;

g.	Board: means the board of managing directors of the Company;

h.	written/in writing: means in the form of, or transmitted via, any means of communication, including fax or e-mail, provided that the message is legible and reproducible;

i.	Articles: means these articles of association (statuten) of the Company, as amended or restated from time to time in accordance with these Articles;

j.	Distributable Equity: means the portion of the Company’s equity that exceeds the aggregate of the reserves that must be maintained pursuant to the laws of the Netherlands;

k.	Company: means TEL-Applied Holdings B.V.;

l.	Meeting Rights: means the rights to attend and address the General Meeting, either in person or by written proxy; and

m.	Meeting Rights Holder: means a party who, pursuant to the law or these Articles, has the Meeting Rights.

1.2	Headings of clauses and other headings in these Articles are inserted for ease of reference and do not form part of these Articles for the purpose of its interpretation.

Name and Corporate Seat

Article 2.

2.1	The name of the Company is TEL-Applied Holdings B.V.

2.2	The Company has its corporate seat in Amsterdam, the Netherlands.

Objects of the Company

Article 3.

The objects of the Company are:

a.	to organize, participate in and manage, all in any way whatsoever, businesses and companies, including without limitation businesses and companies of which the objects are to establish and sustain a foundation in the area of precision material engineering where technology innovation creates added value to the Company’s customers, employees and Shareholders;

b.	to acquire or dispose of businesses and companies;

c.	to acquire or dispose of, and manage and exploit in any way whatsoever, real property and tangible and intangible assets;

d.	to borrow or otherwise raise funds;

e.	to lend monies to, or act as surety (or guarantor in any other manner) for the obligations of, businesses and companies forming part of the Company Group and third parties;

f.	to render administrative, technical, financial, economic or managerial services to the businesses and companies forming part of the Company Group and to third parties; and

g.	to perform any and all other activities of an industrial, financial or commercial nature; and whether or not in collaboration with third parties, to perform all other activities which directly and indirectly relate to those objects, all to be interpreted in the broadest sense.

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Capital and Shares

Article 4.

4.1	The Company has a share capital divided into one or more Shares, each with a nominal value of one euro cent (EUR 0.01).

4.2	All Shares will be in registered form.

4.3	The Shares will be numbered consecutively from 1 onwards. No share certificates will be issued for Shares.

4.4	No fractional Shares may be issued.

Share Register

Article 5.

5.1	With due observance of the applicable statutory provisions, a share register will be kept by or on behalf of the Company, which register will be regularly updated and, at the discretion of the Board, may, in whole or in part, be kept in more than one copy and at more than one address.

5.2	The name, address and such further information as required by law or considered appropriate by the Board of each Shareholder will be recorded in the share register.

5.3	The foregoing paragraphs of this Article 5 will equally apply to other Meeting Rights Holders.

Issue of Shares

Article 6.

6.1	The Company may only issue Shares pursuant to a resolution of (i) the General Meeting or (ii) the Board, if the Board has been authorized to do so by a resolution of the General Meeting for a fixed period not exceeding five years. Any such authorizing resolution must state the number of Shares that may be issued and may be extended, from time to time, for a period not exceeding five years. Unless any such authorizing resolution provides otherwise, it may not be withdrawn.

6.2	The provisions of paragraph 6.1 of these Articles will also apply to the granting of rights to subscribe to Shares, but will not apply to the issuance of Shares to a person who has exercised or is exercising a previously acquired right to subscribe to Shares.

Terms and Conditions of New Share Issuances; No Pre-Emptive Rights

Article 7.

7.1	If a resolution to issue Shares is adopted, the issue price of the Shares and the other conditions of the issue will also be determined.

7.2	A Shareholder has no pre-emptive rights upon an issue of Shares or upon a grant of rights to subscribe for Shares.

Payment for Shares; Payment in Cash; Non-Cash Contribution

Article 8.

8.1	On subscription for each Share payment must be made of its nominal value. The Company may require that the nominal value or a part thereof must first be paid after a certain period of time or after the Company has requested such payment.

8.2	Payment for a Share must be made in cash, except if and to the extent a non-cash contribution has been expressly agreed upon.

8.3	The Board will be authorized to perform legal acts relating to non-cash contributions on Shares and other legal acts as referred to in article 2:204 of the Netherlands Civil Code, without prior approval of the General Meeting.

Repurchase of Shares

Article 9.

9.1	The Company may only acquire Shares pursuant to a resolution of the Board.

9.2	Any acquisition by the Company of Shares that are not fully paid up shall be null and void. Acquisition of Shares is not permitted if and in so far as a result of such acquisition not at least one Share is held by a person other than - and for a purpose other than to benefit - the Company or any of the Company’s subsidiaries.

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9.3	Unless it acquires such Shares for no consideration, the Company may not acquire fully paid-up Shares if the acquisition price is higher than the Distributable Equity or if the Board knows or could reasonably be expected to foresee that the acquisition would make the Company unable to continue paying any of its due and payable debts.

9.4	The provisions in the preceding paragraphs shall not apply to Shares acquired by the Company by operation of law.

9.5	Any acquisition of Shares at the expense of the reserves that must be maintained pursuant to law shall be null and void.

Capital Reduction

Article 10.

The General Meeting may resolve to reduce the issued capital of the Company, either by a cancellation of Shares or by a reduction of the nominal value of the Shares by means of an amendment of the Articles. Such resolution shall have no effect as long as it has not been approved by the Board. The provisions of article 2:208, as well as article 2:216 paragraphs 2 up to and including 4 of the Netherlands Civil Code, shall apply accordingly to the aforementioned resolution of the Board.

Transfer of Shares

Article 11.

The transfer of Shares and the transfer – including the creation and disposal – of any restricted rights attached to Shares shall require a notarial deed to be executed for that purpose before a civil-law notary in the Netherlands, to which those involved are party.

Transferability of Shares

Article 12.

Shares can be transferred freely and without any restrictions as referred to in article 2:195 of the Netherlands Civil Code.

Board of Directors

Article 13.

13.1	The Board consists of one or more Directors, with the actual number being determined by the General Meeting.

13.2	The Directors are appointed by the General Meeting.

13.3	The General Meeting determines the remuneration and other terms and conditions which apply to each Director.

Duties and Powers of the Board

Article 14.

14.1	The Board will be charged with the management of the Company as referred to in article 2:239 paragraph 1 of the Netherlands Civil Code.

14.2	The Board must conduct itself in accordance with the instructions of the General Meeting. The Board is obliged to follow these instructions unless the instructions are contrary to the best interests of the Company and the enterprise affiliated with the Company.

Decision-Making of the Board

Article 15.

15.1	In a meeting of the Board, each Director has a right to cast one vote. Unless otherwise expressly provided in these Articles, all resolutions by the Board will be adopted by a simple majority of the votes cast in a meeting where a majority of the Directors then in office and entitled to vote on such resolution is present or represented.

15.2	A Director may grant another Director a written proxy to represent him or her at the meeting.

15.3	The Board may adopt resolutions in writing without a formal meeting, provided that the proposed resolution is signed by all Directors then in office.

15.4	Where a Director has a personal interest which conflicts directly or indirectly with the interests of the Company or its business, such Director will not participate in the deliberations and decision-making process of the Board. If as a result of the previous sentence, no resolution of the Board can be adopted, such resolution may be adopted by one or more persons to be appointed for that purpose by a General Meeting.

15.5	Where one or more Directors are absent or prevented from acting, the remaining Director(s) will be charged with the entire management of the Company. Where all Directors are absent or prevented from acting, the Company will be managed temporarily by one or more persons to be appointed for that purpose by the General Meeting. Such persons appointed by the General Meeting will duly observe these Articles.

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Representative Authority

Article 16.

The Board represents the Company. In case the Board consists of more than one (1) Director, the authority to represent the Company is also vested in two(2) Directors acting jointly.

Approval of Board Resolution Article 17.

17.1	The General Meeting is authorized to make subject to its approval resolutions by the Board. Any such resolution must be clearly described and reported to the Board in writing.

17.2	The absence of approval as defined in this article will not impair the representative authority of the Board or of the Directors.

Financial Year; Annual Accounts

Article 18.

18.1	The Company’s financial year corresponds with the calendar year.

18.2	Within five months after the end of each financial year of the Company, the Annual Accounts for such financial year, as well as the annual report, must be prepared and deposited at the Company’s corporate seat and such other locations as the Board determines.

18.3	If so required by law, the Company shall instruct a qualified auditor to examine its accounts and records. The General Meeting is authorized to appoint the auditor. If the General Meeting fails to appoint the auditor, the Board is authorized to do so.

18.4	The Annual Accounts will be adopted by the General Meeting.

Profits and Distributions

Article 19.

19.1	The General Meeting is authorized to allocate the profit determined by adopting the Annual Accounts and to resolve on any distributions, to the extent that there is sufficient Distributable Equity.

19.2	A resolution intending a distribution shall not be effected until the Board approves such resolution. The Board shall withhold such approval only if it knows, or could reasonably be expected to foresee, that the distribution would make the Company unable to continue paying any of its due and payable debts.

19.3	In calculating the profit distribution, the Shares held by the Company will not be taken into account.

19.4	Distributions will be made in proportion to the aggregate nominal value of the Shares held by each Shareholder.

19.5	A claim of a Shareholder to receive a distribution expires after five (5) years.

General Meetings

Article 20.

20.1	Within six months after the end of the Company’s financial year, the annual General Meeting will be held.

20.2	The agenda of an annual General Meeting must, among other matters, reflect the following business:

a.	discussion of the annual report;

b.	discussion and adoption of the Annual Accounts;

c.	allocation of profits; and

d.	any other business.

20.3	Other General Meetings will be held when required by law and otherwise as often as the Board deems necessary.

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20.4	Notice of General Meetings will be given by the Board, with due observance of the minimum convening period under the applicable laws of the Netherlands. The notice of a General Meeting will contain the subjects to be dealt with by the General Meeting, the venue and time of the General Meeting.

20.5	The notice convening the meeting will be sent to the addresses of the Shareholders and the other Meeting Rights Holders shown in the register of such persons. With the consent of a Shareholder or another Meeting Rights Holder, the notice of the meeting may also be given by a legible and reproducible message sent through electronic means of communication to the address provided for the purposes thereof by that Shareholder or other Meeting Rights Holder to the Company.

20.6	General Meetings will be conducted in the English language and will be held in the municipality of Amsterdam or in the municipality of Haarlemmermeer (Schiphol Airport).

Chairman and Secretary of the General Meeting

Article 21.

21.1	The General Meeting will appoint a Director to serve as chairman of the meeting.

21.2	The chairman of the meeting will appoint a secretary for the meeting.

Minutes; Recording of Shareholders’ Resolutions

Article 22.

22.1	The secretary of a General Meeting will keep minutes of the proceedings at the meeting. The minutes will be adopted by the chairman and the secretary of the meeting and as evidence thereof will be signed by them.

22.2	The Board will keep record of all resolutions adopted by a General Meeting.

Rights Exercisable During a Meeting

Article 23.

23.1	Meeting Rights are allocated to each Shareholder.

23.2	The chairman of the General Meeting will decide whether persons other than those who are entitled to admittance pursuant to law or this article 23 will be admitted to the meeting.

23.3	The attendance list must be signed by each Meeting Rights Holder or his representative attending the meeting.

Adoption of Resolutions in a Meeting

Article 24.

Except to the extent that the laws of the Netherlands or these Articles provide otherwise, all resolutions of the General Meeting will be adopted by a simple majority of the votes cast, without a quorum being required.

Voting

Article 25.

25.1	Each Share confers the right to cast one (1) vote.

25.2	The chairman’s decision at the meeting on the result of a vote will be final and conclusive. However, if the correctness of such decision is challenged immediately after it is pronounced, a new vote will be taken if either the majority of the Meeting Rights Holders with voting rights present or represented at the meeting or, where the original vote was not taken by roll call or in writing, any Meeting Rights Holder with voting rights present or represented at the meeting, so demands. The legal consequences of the original vote will be made null and void by the new vote.

Amendment to the Articles

Article 26.

The General Meeting may resolve to amend these Articles. When a proposal to amend these Articles is to be made to the General Meeting, the notice convening the General Meeting must state so and a copy of the proposal, including the verbatim text thereof, will be deposited and kept available at the Company’s offices, with copies to be retained at other locations as the Board determines, for inspection by the Shareholders, until the conclusion of the meeting.

Merger, Demerger, Dissolution and Liquidation

Article 27.

27.1	A General Meeting may, notwithstanding article 2:331 and article 2:334ff of the Netherlands Civil Code, adopt a resolution to merge, demerge or to dissolve the Company, provided that such resolution may only be adopted at the proposal of the Board. If a resolution to dissolve the Company is to be proposed to the General Meeting, such will be stated in the convening notice.

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27.2	In the event of the Company being dissolved, the Directors will be the liquidators of the assets of the dissolved Company, unless the General Meeting resolves to appoint other persons to do so.

27.3	During liquidation, these Articles shall remain in force to the extent possible.

27.4	The balance remaining will be transferred to the Shareholders in proportion to the aggregate nominal value of the Shares held by each Shareholder.

27.5	After the Company has ceased to exist, the Company’s accounts, records and other data carriers must be kept for seven years by the person identified for that purpose by the liquidators.

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Attachment 3

Articles of Association of the HoldCo (as of the consummation of the Business Combination)

(Note)    Portion in brackets has not yet been determined or tentative in the original Dutch version.

Form of Articles of Association

[English Translation of Official Dutch Version]

Dated [—] [—], 2014

[—] N.V.

ARTICLES OF ASSOCIATION

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ARTICLES OF ASSOCIATION OF [            ] N.V.

Article 1.	Definitions and Interpretations

1.1	In these Articles, the following terms will mean:

a.	Articles: means these articles of association (statuten) of the Company, as amended or restated from time to time in accordance with these Articles;

b.	Annual Accounts: means for any financial year of the Company, the balance sheet and the profit and loss account of the Company for such financial year, plus the explanatory notes thereto;

c.	Board: means the board of directors of the Company;

d.	Board Committee: means any committee instituted by the Board consisting of one or more Directors;

e.	Board Rules: means the rules of the Board as referred to in paragraph 18.4 of the Articles, as amended or restated from time to time in accordance with such rules and these Articles;

f.	Business Day: means a day which is not a Saturday, a Sunday, or an official holiday in the Netherlands;

g.	Chairman: means such Non-Executive Director who is identified by the Board to serve as Chairman at any particular time;

h.	CEO: means such Executive Director who is identified by the Board to serve as CEO at any particular time;

i.	Company: means [ ];

j.	Company Group: means the Company, together with its Subsidiaries;

k.	Depositary Receipts: means one or more depositary receipts for Shares issued with the cooperation of the Company;

l.	Director: means each member of the Board, which, for the avoidance of doubt, will include each Executive Director and each Non-Executive Director;

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m.	Distributable Equity: means the portion of the Company’s equity that exceeds the aggregate of the issued and paid-up capital and the reserves that must be maintained pursuant to the laws of the Netherlands;

n.	EURIBOR: means the percentage rate per annum determined by the Banking Federation of the European Union for the relevant period, displayed on the appropriate page of the Reuters screen on any day, or if such day is not a Business Day, the preceding Business Day. If the appropriate page is replaced or service ceases to be available at that date, the Board may specify another page or service displaying the appropriate rate or otherwise determine the appropriate rate;

o.	Exchange: means the Nasdaq Stock Exchange, the Tokyo Stock Exchange and any other stock exchange, in each case on which Shares are listed from time to time;

p.	Executive Director: means a Director who holds an executive office with the Company as appointed by the General Meeting;

q.	General Meeting: means the body of the Company consisting of the Person(s) to whom, as a Shareholder or otherwise, voting rights attached to Shares accrue or, as the case may be, a general meeting of such Persons or their representatives;

r.	Non-Executive Director: means a Director who does not hold an executive office with the Company as appointed by the General Meeting;

s.	Ordinary Share: means an ordinary share in the capital of the Company;

t.	Person: means an individual, a legal entity or a governmental body with legal existence;

u.	Preference Share: means a cumulative preference share in the capital of the Company;

v.	Preferred Dividend: has the meaning attributed thereto in paragraph 24.2 of these Articles;

w.	Quorum: has the meaning attributed thereto in paragraph 31.1 of these Articles;

x.	Record Date: has the meaning attributed thereto in paragraph 30.2 of these Articles;

y.	Share: means a share in the capital of the Company, including, unless the contrary is apparent, both Ordinary Shares and Preference Shares;

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z.	Shareholder: means a holder of one or more Shares, including, unless the contrary is apparent, both holders of one or more Ordinary Shares and holders of one or more Preference Shares;

aa.	Subsidiary: means a subsidiary of the Company as referred to in article 2:24a of the Netherlands Civil Code;

bb.	Vice Chairman: means any Director that is identified by the Board as a Vice Chairman at any particular time; and

cc.	written/in writing: means in the form of, or transmitted via, any means of communication, including fax or e-mail, provided that the message is legible and reproducible.

1.2	Save where the context dictates otherwise, in these Articles:

a.	the words “hereof,” “herein,” “hereunder” and “hereby” and words of similar import, when used in these Articles, will refer to these Articles as a whole and not to any particular provision of these Articles;

b.	words and expressions in the singular form also include the plural form and vice versa;

c.	words and expressions in the masculine form also include the feminine and neuter form;

d.	wherever the word “include,” “includes” or “including” is used in these Articles, it will be deemed to be followed by the words “without limitation”; and

e.	a reference to a statutory provision counts as a reference to that statutory provision along with all amendments, additions and replacing legislation that may apply from time to time.

1.3	Headings of clauses and other headings in these Articles are inserted for ease of reference and do not form part of these Articles for the purpose of its interpretation.

Article 2.	Name and Corporate Seat

2.1	The name of the Company is [ ] N.V.

2.2	The Company has its corporate seat in Amsterdam, the Netherlands.

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Article 3.	Objects of the Company

The objects of the Company are:

a.	to organize, participate in and manage, all in any way whatsoever, businesses and companies, including without limitation businesses and companies of which the objects are to establish and sustain a foundation in the area of precision material engineering where technology innovation creates added value to the Company’s customers, employees and Shareholders;

b.	to acquire or dispose of businesses and companies;

c.	to acquire or dispose of, and manage and exploit in any way whatsoever, real property and tangible and intangible assets;

d.	to borrow or otherwise raise funds;

e.	to lend monies to, or act as surety (or guarantor in any other manner) for the obligations of, businesses and companies forming part of the Company Group and third parties;

f.	to render administrative, technical, financial, economic or managerial services to the businesses and companies forming part of the Company Group and to third parties; and

g.	to perform any and all other activities of an industrial, financial or commercial nature;

and, whether or not in collaboration with third parties, to perform all other activities which directly and indirectly relate to those objects, all to be interpreted in the broadest sense.

Article 4.	Capital and Shares

4.1	The authorized capital of the Company amounts to EUR [ ].

4.2	The authorized capital of the Company shall be divided into [ ] ([ ]) Ordinary Shares each with a nominal value of one euro cent (EUR 0.01) and [ ] ([ ]) Preference Shares, each with a nominal value of one euro cent (EUR 0.01).

4.3	All Shares will be in registered form.

4.4	The Ordinary Shares will be numbered consecutively from 1 onwards. The Preference Shares will be numbered consecutively from P-1 onwards.

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4.5	No share certificates will be issued for Shares, provided that the Board may determine in its discretion that share certificates will be issued for some or all Ordinary Shares.

4.6	No fractional Shares may be issued.

Article 5.	Share Register

5.1	With due observance of the applicable statutory provisions in respect of registered shares, a share register will be kept by or on behalf of the Company, which register will be regularly updated and, at the discretion of the Board, may, in whole or in part, be kept in more than one copy and at more than one address.

5.2	The name, address and such further information as required by law or considered appropriate by the Board of each holder of Shares will be recorded in the share register.

5.3	With due observance of paragraph 5.1 and 5.2 of these Articles, the form and content of the share register will be determined by the Board.

5.4	Upon his request a Shareholder will be provided with written evidence of the contents of the share register with regard to the Shares registered in his name free of charge, and the statement so issued may be validly signed on behalf of the Company by a Person designated for that purpose by the Board.

5.5	The foregoing paragraphs of this Article 5 will equally apply to Persons who hold a right of usufruct or a right of pledge on one or more Shares.

Article 6.	Issue of Shares

6.1	The Company may only issue Shares pursuant to a resolution of (i) the General Meeting or (ii) the Board, if the Board has been authorized to do so by a resolution of the General Meeting for a fixed period not exceeding five years. Any such authorizing resolution must state the number of Shares that may be issued and may be extended, from time to time, for a period not exceeding five years. Unless any such authorizing resolution provides otherwise, it may not be withdrawn.

6.2	A resolution by the General Meeting to issue Shares or to authorize the Board to issue Shares may only be adopted upon the proposal of the Board.

6.3	The provisions of paragraphs 6.1 through 6.2 of these Articles will also apply to the granting of rights to subscribe to Shares, but will not apply to the issuance of Shares to a Person who has exercised or is exercising a previously acquired right to subscribe to Shares.

6.4	The issue of any registered Share that is not a share as mentioned in article 2:86c of the Netherlands Civil Code will require a notarial deed, executed before a civil law notary officiating in a municipality in the Netherlands, and to which those involved are party.

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Article 7.	Terms and Conditions of New Share Issuances; Pre-Emptive Rights

7.1	If a resolution to issue Shares is adopted, the issue price of the Shares and the other conditions of the issue will also be determined. Except as otherwise permitted in these Articles, the issue price will not be less than the nominal value, without prejudice to the provisions of article 2:80, paragraph 2 of the Netherlands Civil Code.

7.2	Subject to paragraph 7.3 of these Articles, each Shareholder will have a pre-emptive right with respect to any further Ordinary Share issuance based on his proportionate ownership of the Ordinary Shares outstanding immediately prior to such issuance, provided that Shareholders will have no pre-emptive rights with respect to Ordinary Shares issued for non-cash consideration or Ordinary Shares issued to employees of the Company Group pursuant to a compensation scheme applicable to such employees. Holders of Ordinary Shares will have no pre-emptive rights on Preference Shares that are issued. Holders of Preference Shares will have no pre-emptive rights on Ordinary Shares or Preference Shares that are issued.

7.3	Prior to each single issuance of Ordinary Shares, pre-emptive rights may be restricted or excluded by a resolution of the General Meeting. The reasons for a proposal to restrict or exclude pre-emptive rights and the issue price of the Ordinary Shares must be given in writing in such proposal. Notwithstanding anything herein to the contrary, pre-emptive rights may be excluded or restricted by the Board, if the Board is authorized by a resolution of the General Meeting for a fixed period, not exceeding five years, to restrict or exclude such pre-emptive rights. Any such authorizing resolution may be extended, from time to time, for a period not exceeding five years. Unless any such authorizing resolution provides otherwise, it may not be withdrawn.

7.4	Notwithstanding anything herein to the contrary, the Board may not restrict or exclude pre-emptive rights unless at the time of any such restriction or exclusion, the Board is also authorized to issue Shares as contemplated by paragraph 6.1 of these Articles.

7.5	A resolution of the General Meeting to restrict or exclude pre-emptive rights may only be adopted at the proposal of the Board.

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7.6	Subject to the following sentence, upon the offering of any rights to subscribe for Ordinary Shares, the Shareholders will have a pre-emptive right to purchase such subscription rights. Paragraphs 7.1 through 7.5 of these Articles will apply mutatis mutandis upon the granting of rights to subscribe to Ordinary Shares.

7.7	Shareholders will have no pre-emptive rights in respect to Shares issued to a Person who exercises a right to acquire Shares lawfully granted to him at an earlier date.

Article 8.	Payment for Shares; Payment in Cash; Non-Cash Contribution

8.1	On subscription for each Ordinary Share, the issue price must be fully paid up. Preference Shares may be issued against partial payment, provided that at least one-fourth of the nominal value must be paid upon issuance.

8.2	Payment for an Ordinary Share must be made in cash, except to the extent that non-cash contribution has been expressly agreed upon. Payment for a Preference Share must be made in cash. Payment in a currency other than the euro may only be made with the consent of the Company and with due observance of the provisions of article 2:93a of the Netherlands Civil Code.

8.3	Non-cash contributions on Shares are subject to the provisions of article 2:94b of the Netherlands Civil Code.

8.4	The Board will be authorized to perform legal acts relating to non-cash contributions on Shares and other legal acts as referred to in article 2:94 of the Netherlands Civil Code, without prior approval of the General Meeting.

8.5	No further payments on non-fully paid-up Preference Shares are required to be made until a call for such payment is made by the Company. Any such call will be made by the Board. The Board will give the holders of the Preference Shares immediate notice of such call, and there must be at least thirty days between that notification and the date by which the payment must have occurred.

Article 9.	Repurchase of Shares; Financial Assistance

9.1	When issuing Shares, the Company may not subscribe for Shares.

9.2	The Company may acquire fully paid-up Shares, provided either no valuable consideration is given or:

a.	the Distributable Equity is at least equal to the aggregate purchase price;

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b.	the aggregate nominal value of the Shares to be acquired, and of the Shares already held, by the Company and its Subsidiaries, and of the Shares held in pledge by the Company, does not exceed one-half of the Company’s issued capital or such other part of the Company’s issued capital as may be stipulated in this respect by the laws of the Netherlands from time to time; and

c.	the Board has been authorized by a resolution of a General Meeting to make the repurchase. Such authorization will be valid for not more than eighteen months. The General Meeting must specify in the authorizing resolution the number of Shares that may be acquired, the manner in which they may be acquired and the range within which the price may be set. Unless any such authorizing resolution provides otherwise, it may not be withdrawn.

9.3	The validity of the acquisition will be decided on the basis of the amount of equity appearing from the last adopted balance sheet, less the aggregate acquisition price for the Shares, the amount of loans as meant in article 2:98c paragraph 2 of the Netherlands Civil Code and any distributions of profits after the balance sheet date. An acquisition in accordance with paragraph 9.2 of these Articles will not be permitted if more than six months have elapsed after the end of a financial year without the Annual Accounts therefor having been adopted.

9.4	The authorizing resolution of a General Meeting referred to in paragraph 9.2(c) of these Articles will not be required to the extent the Company acquires its Shares admitted to trading on any Exchange in order to transfer such Shares to employees of the Company Group pursuant to a compensation scheme applicable to such employees within the meaning of article 2:24b of the Netherlands Civil Code.

9.5	The Company may not, with a view to any other Person subscribing to or acquiring Shares, provide security or any price guarantee, act as surety in any other manner, or bind itself jointly and severally or otherwise in addition to or on behalf of others.

9.6	The Company and its Subsidiaries may not grant loans with a view to subscribing for its Shares or any other Person acquiring Shares, unless the Board passes a resolution and the conditions of article 2:98c paragraphs 2 up and including 7 of the Netherlands Civil Code are fulfilled. This prohibition will not apply if Shares are subscribed for or acquired by employees of the Company Group.

9.7	Shares held by the Company may be transferred pursuant to a resolution of the Board. The Company may dispose of acquired Shares.

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9.8	The Company may not cast votes in respect of Shares held by the Company or Shares on which the Company has a right of usufruct or pledge. No votes may be cast by the pledgee or usufructuary of Shares held by the Company if the right has been created after the acquisition of the Shares by the Company.

9.9	When determining to what extent the Company’s capital is represented, or whether a majority represents a certain part of the capital, the capital will be reduced by the amount of the Shares for which no votes can be cast at a General Meeting pursuant to paragraph 9.8 of these Articles.

Article 10.	Capital Reduction

10.1.	At the proposal of the Board, the General Meeting may, with due observance of the applicable laws of the Netherlands, resolve to reduce the issued capital by:

a.	cancellation of Shares held by the Company;

b.	reducing the nominal value of a specific class of Shares, to be effected by an amendment of these Articles; or

c.	cancellation of all Preference Shares.

10.2	If all issued Preference Shares are cancelled, the following will be paid:

a.	upon the cancellation becoming effective, as repayment on each Preference Share, an amount equal to the paid-up part of the nominal value of such Preference Share; and

b.	immediately prior to the cancellation becoming effective, as a distribution on all Preference Shares at the expense of the Distributable Equity, subject to the provisions of paragraph 24.2 of these Articles:

(i)	any missing Preferred Dividend thereon in relation to financial years prior to the financial year in which such cancellation occurs; and

(ii)	any Preferred Dividend accrued thereon during the financial year in which cancellation occurs, calculated through the day on which such cancellation occurs.

10.3	A reduction of the nominal value of Shares of a specific class without repayment must be effected proportionally among all Shares of that specific class. A reduction of the Company’s issued capital will furthermore be subject to the provisions of articles 2:99 and 2:100 of the Netherlands Civil Code.

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Article 11.	Transfer of Registered Shares; Preference Shares Transfer Restrictions.

11.1	The transfer of any registered Share that is not a share as mentioned in article 2:86c of the Netherlands Civil Code will require a notarial deed, executed before a civil law notary officiating in a municipality in the Netherlands, and to which those involved are a party.

11.2	The transfer of registered Shares or any restricted rights thereon as referred to in paragraph 11.1 of these Articles, including the creation and relinquishment of restricted rights, will, by operation of law, also be valid vis-à-vis the Company.

11.3	The rights attached to Shares cannot be exercised until the Company either acknowledges the legal transfer, or juristic act, or is officially served with the notarial deed in accordance with the relevant statutory provisions, except in case the Company is party to the juristic act.

11.4	The provisions of paragraphs 11.1 and 11.2 of these Articles will also apply to the allotment of registered Shares or any restricted rights thereon in case of any division of any joint interest.

11.5	Any transfer of Preference Shares will require the approval of the Board. The request for approval will be made in writing and must specify the name and the address of the proposed transferee and the price or other consideration which the proposed transferee is willing to pay or give. If its approval is withheld, the Board must at the same time designate one or several interested buyers who are willing and able to acquire against payment in cash all the Preference Shares to which the request for approval relates, at a price to be determined by mutual agreement of the transferor and the Board within two months after the interested buyers have been so designated. If within three months of receipt by the Company of the request for approval of the intended transfer the transferor has not received from the Company both (a) a written notice rejecting the request and (b) the designation of one or several interested buyers to whom the Preference Shares may be transferred in accordance with the provisions of this paragraph 11.5, then upon the expiry of said period, the approval of the transfer will be deemed to have been granted. If the transferor and the Board have not reached agreement on the price as referred to above within two months after the first date on which the transferor had received (a) the written notice of rejection and (b) the designation of one or several interested buyers to whom the Preference Shares concerned may be transferred in accordance with the provisions of this paragraph 11.5, that price will then be determined by an expert to be appointed by the transferor and the Board in mutual agreement or, failing reaching such agreement within three months after such date, by the chairman of the Chamber of Commerce and Industry. The

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transferor may decide to not transfer the Preference Shares, provided he will notify the Board of that decision within one month after he has been informed of (a) the name(s) of the designated interested buyer(s) and (b) the price determined in the manner as described above. If approval of the transfer has been granted or is deemed to have been granted as provided above, during a period of three months thereafter the transferor will be at liberty to transfer all the Preference Shares to which his request related to the transferee proposed in his request and at the price or for the consideration specified in such request. Those expenses incidental to the transfer incurred by the Company may be charged to the transferee. The provisions of this paragraph 11.5 will also apply to the allotment of Preference Shares in case of any division of any joint interest.

Article 12.	Usufruct

12.1	A Shareholder may freely create a right of usufruct on one or more of his Shares.

12.2	The Shareholder will have the voting rights attached to the Shares on which the usufruct has been established.

12.3	In deviation of paragraph 12.2 of these Articles, the voting rights attached to Ordinary Shares will be vested in the usufructuary if such is determined upon the creation of the right of usufruct. The voting rights attached to Preference Shares cannot be granted to a holder of a right of usufruct.

12.4	The Shareholder without voting rights and the usufructuary with voting rights will have the rights conferred by law upon Depositary Receipt holders. The usufructuary without voting rights will also have such rights unless these are withheld from him upon the creation or transfer of the usufruct.

Article 13.	Pledge

13.1	A Shareholder may freely create a right of pledge on one or more of his Shares.

13.2	The Shareholder will have the voting rights attached to the Shares on which the pledge has been established.

13.3	In deviation of paragraph 13.2 of these Articles, the voting rights attached to Ordinary Shares will be vested in the pledgee if such is provided upon the creation of the pledge. The voting rights attached to the Preference Shares cannot be granted to a pledgee.

13.4	The Shareholder without voting rights and the pledgee with voting rights will have the rights conferred by law upon Depositary Receipt holders. Pledgees without voting rights will also have such rights unless these are withheld from him upon the creation or transfer of the pledge.

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Article 14.	Acknowledgement Usufruct or Pledge

14.1	A usufruct or pledge may also be created without acknowledgement by or service on the Company. In that case article 3:239 of the Netherlands Civil Code will apply accordingly, whereby the acknowledgement by or service on the Company will take the place of the notification referred to in paragraph 3 of that article.

14.2	If a usufruct or pledge is created without acknowledgement by or service on the Company, the rights pursuant to the provisions of Article 13 will vest in the pledgee only after the pledge has been acknowledged by or has been served on the Company.

Article 15.	Board of Directors

15.1	The Board will consist of not less than three members.

15.2	Each Director will be appointed by the General Meeting by the affirmative vote of a majority of the votes cast provided that a Quorum is present.

15.3	Each Director will be appointed for a term expiring at the end of the next annual General Meeting as referred to in paragraph 25.1 of these Articles and will serve until his or her successor is appointed or, if earlier, upon such Director’s resignation, removal or death.

15.4.	The General Meeting will at all times be entitled to suspend or remove a Director. The General Meeting may only suspend or remove a Director by a resolution adopted by the affirmative vote of a majority of the Shares issued and outstanding.

15.5.	Any such suspension of a Director may be extended several times but the total term of the suspension may not exceed three months. The suspension will expire on lapse of this period if no resolution has been adopted either to lift the suspension or to remove the Director.

15.6.	The compensation of Directors will be determined by the Board in compliance with the Company’s regulatory and listing obligations and with due regard for the Company’s compensation policy as adopted by a General Meeting. With regard to arrangements concerning compensation of Directors in the form of Shares or options or other securities exercisable or convertible into Shares, the Board will submit a proposal to a General Meeting for its approval. This proposal must, at a minimum, state the number of Shares or options or other securities exercisable or convertible into Shares that may be granted to the Directors and the criteria that apply to the granting of such Shares or other securities or the alteration of such arrangements.

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Article 16.	Chairman; Vice Chairmen

16.1	One Non-Executive Director identified by the Board will serve as the Chairman.

16.2	The Board may at any time designate one or more Directors to serve as Vice Chairmen.

Article 17.	Indemnification

17.1.	All current and former Directors will:

a.	be provided with an advancement for expenses upon request in relation to conducting a defense against or resolving any threatened, pending or completed claims for damages or conducting a defense in other legal proceedings by such individual in their capacity as a Director or in fulfilling or having fulfilled another function at the request of the Company to the fullest extent permitted by the Netherlands Civil Code and other applicable law; and

b.	be reimbursed for any damages they may be ordered to pay arising from acts or omissions by such individual in their capacity as a Director or in fulfilling or having fulfilled another function at the request of the Company to the fullest extent permitted by the Netherlands Civil Code and other applicable law.

The Company will advance or reimburse such amounts to the current or former Director upon having received a reasonable specification of such costs and expenses and an undertaking in writing by such current or former Director to repay any advanced or reimbursed amount to the Company if it will ultimately be determined that he or she is not entitled to indemnification under the provisions of this paragraph 17.1 or if and to the extent an insurer subsequently also pays out the costs and expenses to the current or former Director.

17.2.	The Company may take out liability insurance for the benefit of the individuals concerned. The indemnification provisions set forth in these Articles may be further implemented by the Board by means of a written agreement.

17.3.	There will be no entitlement under this Article 17 to reimbursement as referred to above if and to the extent that:

a.

a competent court in the Netherlands or, in the event of arbitration, an arbitrator has established in a final and conclusive decision that the act or failure to act of the individual concerned may be characterized as willful (opzettelijk) or intentionally

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reckless (bewust roekeloos) conduct, unless Netherlands law provides otherwise or this would, in view of the circumstances of the case, be unacceptable according to standards of reasonableness and fairness; or

b.	the costs or financial loss of the individual concerned are covered by an insurance and the insurer has paid out the costs or financial loss.

17.4.	In the event a competent Court in the Netherlands or, in the event of arbitration, an arbitrator has made a final and binding judgment that the concerned Person has no claim to the indemnification provided for in these Articles, such concerned Person will promptly reimburse to the Company the amount of any such indemnification payments and advances made by the Company that were determined to be non-indemnifiable.

Article 18.	Duties and Powers of the Board; Board Committees; Rules and Regulations

18.1	The Board will be charged with the management of the Company as referred to in article 2:129 paragraph 1 of the Netherlands Civil Code.

18.2	The Executive Directors are responsible for operational management of the Company and the business enterprise connected therewith, as well as with the implementation of the decisions taken by the Board. Subject to any applicable Board Rules, the CEO may appoint an executive staff comprised of senior executives of the Company Group and may suspend and remove the members of such executive staff from time to time. While remaining responsible therefor, the CEO may delegate specific duties regarding the operational management of the Company and the business enterprises connected therewith to members of such executive staff.

18.3	The Non-Executive Directors will supervise the policy and the fulfillment of duties of the Executive Directors and the general affairs of the Company. The Executive Directors will timely provide the Non-Executive Directors with any such information as may be necessary for the Non-Executive Directors to perform their duties.

18.4

With due observance of these Articles, the Board may establish in the Board Rules or otherwise in writing, further rules regarding its decision-making processes and working methods, its internal organization, the composition, duties and organization of committees, the division of duties among the members of the Board (including provisions that one or more Directors may validly adopt resolutions regarding their duties as referred to in article 2:129a paragraph 3 of the Netherlands Civil Code) and any other matters, including matters concerning the Board, the Executive Directors, the Non-Executive Directors, the Board Committees, the Chairman and the Vice Chairmen. The Board Rules may be amended and supplemented: (a) by the Board in accordance with the relevant terms and conditions of the

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Board Rules and (b) by the General Meeting upon the affirmative vote of the holders of not less than a majority of the Shares issued and outstanding. In case a change of the Board Rules at the same time would require a change of these Articles, or would conflict with these Articles, the change will become effective only upon a change of these Articles.

18.5	The Board may establish any committee as the Board will decide and may deem necessary. The Board will draw up charters governing a committee’s internal affairs. The Board will appoint the members of each committee and will determine the tasks of each committee.

Article 19.	Decision-Making of the Board

19.1	In a meeting of the Board, each Director has a right to cast one vote. Unless otherwise expressly provided in these Articles or the Board Rules, all resolutions by the Board will be adopted by a simple majority of the votes cast provided that a quorum is present. Unless otherwise specified in the Board Rules, with respect to any resolution, a quorum of the Board will consist of at least a majority of the Directors entitled to vote on such resolution then in office being present or represented.

19.2	A Director may grant another Director a written proxy to represent him or her at the meeting, provided that to be effective at such meeting a copy of such written proxy must be delivered to the other Directors in advance of such meeting.

19.3	The Board may adopt resolutions in writing without a formal meeting, provided that the proposed resolution is signed by all Directors then in office.

19.4	Where a Director has a personal interest which conflicts directly or indirectly with the interests of the Company or its business, such Director will not participate in the decision-making process of the Board. If as a result of the previous sentence, no resolution of the Board can be adopted, such resolution may be adopted by one or more Persons to be appointed for that purpose by a General Meeting.

19.5	Where one or more Directors are absent or prevented from acting, the remaining Director(s) will be charged with the entire management of the Company. Where all Directors are absent or prevented from acting, the Company will be managed temporarily by one or more Persons to be appointed for that purpose by a General Meeting. Such Persons appointed by a General Meeting will duly observe these Articles and the Board Rules.

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Article 20.	Representative Authority

20.1	The Board will represent the Company. The Company may also be represented by the Executive Directors acting jointly (for the avoidance of doubt, if only one Executive Director is in office, such Executive Director will be authorized to represent the Company acting solely).

Article 21.	Approval of Board Resolutions

21.1	Except as set forth in Article 21.2, resolutions of the Board entailing a significant change in the identity or character of the Company or its business (as defined in article 2:107 of the Netherlands Civil Code) are subject to the approval of the General Meeting by a simple majority of the votes cast at a meeting where a Quorum is present, including, in any case:

a.	entering into or terminating the long-term cooperation of the Company or a Subsidiary with any other legal entity, if such cooperation is of major significance to the Company;

b.	becoming or withdrawing as a fully liable partner in a limited partnership or general partnership, if such partnership is of major significance to the Company; or

c.	acquiring or disposing of participating interests in the capital of any legal entity at a value equal to or more than one third of the sum of the assets of the Company as shown on its balance sheet plus the explanatory notes thereto or, if the Company prepares a consolidated balance sheet, as shown on its consolidated balance sheet plus the explanatory notes thereto, all according to the most recent Annual Accounts.

21.2	Notwithstanding anything to the contrary set forth in Article 21.1, resolutions of the Board entailing a sale, lease or exchange (other than to a Subsidiary of the Company) of all or substantially all of the Company’s property and assets, including its goodwill and its corporate franchises, are subject to the approval of a General Meeting by a resolution adopted by a majority of the Shares issued and outstanding (it being understood that, for purposes of this Article 21.2, the property and assets of the Company include the property and assets of any Subsidiary of the Company).

21.3	To the extent that the requirements of this Article 21 differ from those set forth in article 2:107 of the Netherlands Civil Code, this Article 21 will be controlling in derogation of article 2:107 of the Netherlands Civil Code to the maximum extent permitted by the law of the Netherlands.

Article 22.	Financial Year; Annual Accounts

22.1	The Company’s financial year will be the [calendar year].

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22.2	Within five months after the end of each financial year of the Company, the Annual Accounts for such financial year, as well as the annual report, will be prepared and deposited at the Company’s corporate seat and such other locations as the Board determines.

22.3	The Company will ensure that the Annual Accounts, the annual report and the additional data to be added pursuant to article 2:392 paragraph 1 of the Netherlands Civil Code are available at its corporate seat and such other locations as the Board determines from the day notice is sent out to Shareholders regarding the General Meeting at which such documents will be addressed. Shareholders and Depositary Receipt holders may inspect these documents at the Company’s corporate seat and such other locations as the Board determines, and may obtain a copy thereof free of charge.

22.4	The Annual Accounts will be adopted by a General Meeting.

Article 23.	Auditor

23.1	The Board will propose an auditor to be appointed to audit the Annual Accounts.

23.2	A General Meeting will make such appointment. If a General Meeting fails to do so, the Board will be authorized to make such appointment.

23.3	The appointment may be revoked by a General Meeting or, if the appointment was made by the Board, by the Board.

Article 24.	Profits and Distributions

24.1	The Board will keep a share premium reserve and profit reserve for the Ordinary Shares to which only the holders of the Ordinary Shares are entitled.

24.2	Out of the profits earned in a financial year, primarily and insofar as possible, a preferred dividend (the “Preferred Dividend”) will be paid on each outstanding Preference Share in an amount equal to (i) twelve months EURIBOR weighted by the number of days to which this interest was applicable, increased by (ii) a premium to be determined by the Board in line with market conditions per the date of the first issue of such Preference Shares with a maximum premium of five hundred basis points, per annum, calculated, through the day such amount is made payable, on:

a.

an amount equal to the paid-up part of the nominal value of such Preference Share, provided that (i) if in the financial year over which the aforesaid dividend is paid, the obliged amount paid up on the Preference Shares has been reduced or, pursuant to a resolution to make a further call on those Preferred Shares, has been increased, the

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dividend will be reduced or, if possible, increased by an amount equal to the aforesaid percentage of the amount of such reduction or increase, as the case may be, calculated from the date of the reduction or, as the case may be, from the date when the further call on the shares was made and (ii) if in the course of any financial year Preference Shares have been issued, with respect to that financial year the dividend to be paid on the shares concerned will be reduced pro rata to the day of issue of said shares, whereby a part of the month will be considered as one month; and

b.	any missing Preferred Dividend thereon in relation to financial years prior to the financial year for which such payment is made payable.

If, in a financial year, no profit is made or the profits are insufficient to allow the distribution provided for in the preceding sentence, the deficit will be paid at the expense of the profits earned in following financial years or, if possible, at the expense of any freely distributable reserve of the Company. If and to the extent that the distribution referred to in the immediately preceding sentence cannot be paid at the expense of reserves, then, from the profits earned in the then following years, such distribution will be made first to the holders of Preference Shares so that the deficit is fully recovered before the following clauses of this paragraph 24 are applied. Interim dividends paid on Preferences Shares over any financial year in accordance with paragraph 24.6 of these Articles will be deducted from the dividend paid by virtue of this paragraph 24.2.

24.3	The Board will determine which portion of any profits of the Company will be reserved. The allocation of profits remaining after application of the previous sentence will be determined by a General Meeting; provided that no further distributions will be made on the Preference Shares.

24.4	Distributions of profits may only be made to the extent of the Company’s Distributable Equity.

24.5	Distribution of profits will be paid after the adoption of the Annual Accounts evidencing that the payment of dividends is lawful.

24.6	The Board may pay interim distributions that will be charged against the expected distribution of profits for the applicable year, provided that it appears from the interim balance sheets and profit and loss accounts of the Company that the requirement of paragraph 24.4 of these Articles will be satisfied with respect to such distribution.

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24.7	The General Meeting may, with due observance of paragraph 24.4 of these Articles, resolve to make distributions out of a reserve which need not be maintained pursuant to the law, provided that such resolution may only be adopted at the proposal of the Board.

24.8	Distributions on Shares payable in cash will be paid in euro, United States Dollars, Japanese Yen or such other currency as the Board determines.

24.9	A claim of a Shareholder to receive a distribution will be barred after five years have elapsed from the date such distribution first became payable.

24.10	For the calculation of the amount of the profit distribution, the Shares held by the Company will be excluded.

Article 25.	Annual General Meeting

25.1	Within six months after the end of the Company’s financial year, an annual General Meeting will be held.

25.2	The agenda of an annual General Meeting will, among other matters, reflect the following business:

a.	discussion of the annual report;

b.	discussion and adoption of the Annual Accounts;

c.	appointment of Directors;

d.	allocation of profits; and

e.	any other business presented by the Board or by the Shareholders with due observance of the provisions of paragraph 27.3 or 27.4 of these Articles.

Article 26.	Other General Meetings

26.1	Other General Meetings will be held when required by law and otherwise as often as the Board deems necessary.

26.2	Shareholders may request the Board to convene a General Meeting only to the extent provided by the laws of the Netherlands.

Article 27.	Notice, Agenda and Venue of Meetings

27.1	Notice of General Meetings will be given by the Board.

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27.2	Notice of a General Meeting will be given with due observance of the minimum convening period under the applicable laws of the Netherlands. The notice of a General Meeting will contain the subjects to be dealt with by the General Meeting, the venue and time of the General Meeting, the procedures for participating and exercising voting rights in the General Meeting (including the procedures for Persons holding a written proxy for a Shareholder or other Persons entitled to attend the General Meeting) and the address of the Company’s website, without prejudice to the statutory provisions regarding reduction of the issued capital and amendment of these Articles.

27.3	Items for which a written request has been filed to discuss at a General Meeting, by one or more holders of Shares, alone or jointly representing at least three percent of the Company’s issued share capital or such other part of the Company’s issued capital as may be required in this respect by the laws of the Netherlands from time to time, will be included in the notice of such General Meeting or otherwise announced in the same manner as other items on the agenda for such General Meeting, provided that the Company received the substantiated request or proposal for a resolution no later than on the sixtieth day before the date of the meeting.

27.4	Notwithstanding paragraph 27.3 of the Articles, items for which a request has been filed by holders of Shares in accordance with terms and conditions established from time to time by the Board for such requests will be included in the notice of a General Meeting.

27.5	Subject to mandatory provisions of Dutch law and these Articles, the Board will use its reasonable best efforts to align the terms and conditions established by it from time to time for requests by holders of Shares for items to be included in the notice of a General Meeting, as contemplated by paragraph 27.4 of these Articles, with the procedure and requirements as set forth in Rule 14a-8 promulgated under the United States Securities Exchange Act of 1934, as amended from time to time. Notwithstanding the foregoing, the Board will have the discretionary power not to comply with a request made in accordance with such terms and conditions if the Board considers the request not in the interest of the Company or its stakeholders.

27.6	A General Meeting may be convened by electronic means of communication that is directly and permanently accessible until the meeting and furthermore in such other manner as may be required to comply with any applicable rules of an Exchange.

27.7

The notice convening the meeting will be sent to the addresses of the Shareholders and pledgees and usufructuaries with voting rights shown in the register of such Persons. With the consent of a Shareholder or the pledgee or usufructuary with voting rights, the notice of the

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meeting may also be given by a legible and reproducible message sent through electronic means of communication to the address provided for the purposes thereof by that Shareholder, pledgee or usufructuary to the Company.

27.8	General meetings will be conducted in the English language and will be held Amsterdam or the municipality of Haarlemmermeer (Schiphol Airport).

Article 28.	Chairman and Secretary of the General Meeting

28.1	General Meetings will be presided over by the Chairman or, in the event of the absence of the Chairman, a Vice Chairman, if applicable, or, in the event of the absence of the Chairman and the Vice Chairmen, if applicable, such other Director as may be appointed by the Chairman or, failing such appointment, by majority vote of the Directors present at the meeting.

28.2	If the chairman of the meeting has not been appointed in accordance with paragraph 28.1 of these Articles, the General Meeting will appoint a chairman of the meeting. Until that moment, a member of the Board appointed for that purpose by the Board will act as chairman of the meeting.

28.3	The chairman of the meeting will appoint a secretary for the meeting.

Article 29.	Minutes; Recording of Shareholders’ Resolutions

29.1	The secretary of a General Meeting will keep minutes of the proceedings at the meeting. The minutes will be adopted by the chairman and the secretary of the meeting and as evidence thereof will be signed by them.

29.2	The chairman of the meeting or those who convened the meeting may determine that a notarial record must be prepared of the proceedings at the meeting. The notarial record will be co-signed by the chairman of the meeting.

29.3	The Board will keep record of all resolutions adopted by a General Meeting. If the Board is not present or represented at a meeting, the chairman of the meeting will ensure that the Board is provided with a transcript of the resolutions adopted, as soon as possible after the meeting. The records will be deposited at the Company’s corporate seat and such other locations as the Board determines for inspection by the Shareholders. On application, each of them will be provided with a copy of or an extract from the records (subject to reimbursement to the Company for the costs of providing such extract).

29.4	A certificate signed by the chairman and the secretary of the meeting confirming that the General Meeting has adopted a particular resolution, will constitute evidence of such resolution vis-à-vis third parties.

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Article 30.	Rights Exercisable During a Meeting; Admission

30.1	Every holder of Shares, and every other Person entitled to attend a General Meeting who derives his rights from such Shares, may attend the General Meeting in person, or may be represented by a Person holding a written proxy, to address the General Meeting and, in as far as he has voting rights, to vote at the meeting, if he has lodged documentary evidence of his voting rights. The requirement of a written proxy is also met if the proxy is recorded electronically.

30.2	In terms of applying the provisions of paragraph 30.1 of these Articles, Persons entitled to vote and/or attend a General Meeting will be those who (i) are a Shareholder or otherwise entitled to attend a General Meeting on the twenty eighth day prior to the day of such General Meeting (“Record Date”) and (ii) are registered as such in a register (or one of more parts thereof) identified by the Board, regardless of who is entitled to such Shares at the actual time of the General Meeting.

30.3	The convening notice for a General Meeting will state the Record Date, and the other information contemplated by paragraph 27.2.

30.4	Each Share confers the right to cast one vote.

30.5	The chairman of the General Meeting will decide whether Persons other than those who are entitled to admittance pursuant to this Article 30 will be admitted to the meeting.

30.6	The attendance list must be signed by each Person with voting rights or his representative.

30.7	The Directors will have the right to attend the General Meeting. In these meetings, they will have an advisory vote.

30.8	The auditor as meant in paragraph 23.1 of these Articles will be authorized to attend the General Meeting held to adopt the Annual Accounts and to address the meeting.

30.9	The Board is authorized to determine that participation in a General Meeting may also occur through an electronic communication method, under the conditions as may be announced in the convening notice. Through the electronic communication method, the relevant participants must be able to be identified, to directly take note of the discussions at the meeting and to exercise the voting rights.

30.10	Votes that have been cast through an electronic communication method prior to a General Meeting, but not earlier than the Record Date, will be treated equally to votes cast at the time of the meeting.

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Article 31.	Adoption of Resolutions in a Meeting

31.1	Except to the extent that the laws of the Netherlands or these Articles provide otherwise, all resolutions of the General Meeting will be adopted by a simple majority of the votes cast at a meeting where a Quorum is present. Except as otherwise provided by the laws of the Netherlands or these Articles, the holders of a majority of the Shares issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum (a “Quorum”) at all General Meetings for the transaction of business. A second General Meeting as referred to in article 2:120, paragraph 3 of the Netherlands Civil Code may not be convened.

31.2	If there is a tie in voting, the proposal will be deemed to have been rejected, without prejudice to paragraph 32.3 of these Articles.

31.3	When determining how many votes are cast by Shareholders, how many Shareholders are present or represented or what portion of the Company’s issued capital is present or represented, no account will be taken of Shares for which no vote may be cast pursuant to the laws of the Netherlands.

Article 32.	Voting

32.1	Blank and invalid votes will be counted for purposes of establishing a Quorum as referred to in paragraph 31.1 of these Articles, but will not be counted as votes for any resolution or other matter before a General Meeting.

32.2	Resolutions may be adopted by acclamation if none of the Persons with voting rights present or represented at the meeting objects.

32.3	The chairman’s decision at the meeting on the result of a vote will be final and conclusive. However, if the correctness of such decision is challenged immediately after it is pronounced, a new vote will be taken if either the majority of the Persons with voting rights present or represented at the meeting or, where the original vote was not taken by roll call or in writing, any Person with voting rights present or represented at the meeting, so demands. The legal consequences of the original vote will be made null and void by the new vote.

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Article 33.	Amendment to the Articles

33.1	The General Meeting may resolve to amend these Articles by a resolution adopted by the affirmative vote of a majority of the Shares issued and outstanding, provided that such resolution may only be adopted at the proposal of the Board. When a proposal to amend these Articles is to be made to the General Meeting, the notice convening the General Meeting must state so and a copy of the proposal, including the verbatim text thereof, will be deposited and kept available at the Company’s corporate seat, with copies to be retained at other locations as the Board determines, for inspection by the Shareholders, until the conclusion of the meeting. From the day of deposit until the day of the meeting, a Shareholder will, on application, be provided with a copy of the proposal free of charge. An amendment of these Articles will be laid down in a notarial deed executed before a notary officiating in a municipality in the Netherlands

Article 34.	Merger, Demerger, Dissolution and Liquidation

34.1	A General Meeting may adopt, by affirmative vote of a majority of the Shares issued and outstanding, a resolution to merge or demerge the Company at the proposal of the Board. The applicability of articles 2:331 and 2:334ff of the Netherlands Civil Code is excluded.

34.2	A General Meeting may adopt, by affirmative vote of a majority of the Shares issued and outstanding, a resolution to dissolve the Company at the proposal of the Board, the General Meeting may adopt a resolution to dissolve the Company by affirmative vote of all the Shares issued and outstanding, or holders of all the Shares issued and outstanding may adopt a resolution to dissolve the Company by written consent. If a resolution to dissolve the Company is to be proposed to the General Meeting, such will be stated in the convening notice.

34.3	In the event of the Company being dissolved, the Executive Directors will be the liquidators of the assets of the dissolved Company, unless the General Meeting resolves to appoint other Persons to do so. The Non-Executive Directors will be charged with the supervision of the liquidation.

34.4	During liquidation, these Articles shall remain in force to the extent possible.

34.5	From the balance remaining after payment of the debts of the dissolved Company, there will first, insofar as possible, be paid on each Preference Share:

a.	an amount equal to the paid-up part of the nominal value of such Preference Share;

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b.	any missing Preferred Dividend thereon in relation to financial years prior to the financial year in which such payment is made payable; and

c.	any Preferred Dividend accrued thereon during the financial year in which the Company ceases to exist, calculated through the day on which such payment is made payable.

34.6	The balance remaining after application of paragraph 34.4 of these Articles will be transferred to the holders of Ordinary Shares in proportion to the aggregate nominal value of the Ordinary Shares held by each Shareholder.

34.7	After the Company has ceased to exist, the Company’s accounts, records and other data carriers must be kept for seven years by the Person identified for that purpose by the liquidators.

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Attachment 4

Structure of the Business Combination

Before Execution of the Business Combination Agreement

Tokyo Electron shareholder
Tokyo Electron
(Japan)
Applied Materials Stockholder
Applied Materials
(U.S.)

Current Status

Tokyo Electron shareholder
Tokyo Electron
(Japan)
HoldCo
TEL Japan GK
Applied Materials Stockholder
Applied Materials
(U.S.)

Acquisition of TEL Japan GK by HoldCo, and Incorporation of Applied Materials Merger Sub by Applied Materials

(a)
Tokyo Electron shareholder
Tokyo Electron
HoldCo
TEL Japan GK
(b)
Applied Materials Stockholder
Applied Materials
Company organized under Delaware law
* For the purpose of delivering shares of HoldCo to TEL Japan GK which will be distributed as consideration in the Share Exchange, HoldCo will issue the shares of HoldCo to TEL Japan GK as the sole subscriber to those shares.

The Share Exchange

(c)
Tokyo Electron shareholder
Tokyo Electron
HoldCo
TEL Japan GK
Tokyo Electron
The Share Exchange
Ordinary Shares of HoldCo
* Tokyo Electron will become a wholly-owned subsidiary of TEL Japan GK.
* Tokyo Electron shareholders will hold shares of the HoldCo in exchange for shares of Tokyo Electron after the Share Exchange.

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Forward-Looking Statements

This communication contains forward-looking statements, including but not limited to those regarding the proposed business combination between Applied Materials, Inc. (“Applied Materials”), and Tokyo Electron Limited (“Tokyo Electron”) (the “Business Combination”) and the transactions related thereto. These statements may discuss the anticipated manner, terms and conditions upon which the Business Combination will be consummated, the persons to be appointed officers and directors of TEL-Applied Holdings B.V., a Dutch private limited liability corporation (“HoldCo”), trends and the future performance of their businesses, the synergies of Applied Materials and Tokyo Electron, and similar things. Forward-looking statements may contain words such as “expect,” “believe,” “may,” “can,” “should,” “will,” “forecast,” “anticipate” or similar expressions, and include the assumptions that underlie such statements. These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including but not limited to: the ability of the parties to consummate the Business Combination in a timely manner or at all; satisfaction of the conditions precedent to consummation of the Business Combination, including the ability to secure regulatory approvals in a timely manner or at all, and approval by Applied Materials’ and Tokyo Electron’s stockholders; the possibility of litigation (including related to the Business Combination); Applied Materials’ and Tokyo Electron’s ability to successfully integrate their operations, product lines, corporate structures, transfer pricing policies, technology and employees and realize synergies, savings and growth expected to result from the Business Combination; unknown, underestimated or undisclosed commitments or liabilities; the potential impact of the announcement or consummation of the proposed transactions on the parties’ relationships with third parties; the level of demand for the combined companies’ products, which is subject to many factors, including uncertain global economic and industry conditions, demand for electronic products and semiconductors, and customers’ new technology and capacity requirements; Applied Materials’ and Tokyo Electron’s ability to (i) develop, deliver and support a broad range of products, expand their markets and develop new markets, (ii) timely align their cost structures with business conditions, and (iii) attract, motivate and retain key employees; and other risks described in the Applied Materials’ filings with the Securities & Exchange Commission (the “SEC”), Tokyo Electron’s filings with the Financial Services Agency of Japan and the registration statement on Form S-4 (the “Registration Statement”) filed with the SEC by HoldCo and declared effective on May 13, 2014. All forward-looking statements are based on management’s estimates, projections and assumptions as of the date hereof. Except as required under applicable law, none of Applied Materials, Tokyo Electron or HoldCo undertakes any obligation to update any forward-looking statements.

No Offer or Solicitation

This announcement is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any

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jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable regulations in the Netherlands and Japan.

Additional Information and Where to Find It

HoldCo has filed the Registration Statement with the SEC, which includes a definitive prospectus with respect to HoldCo’s ordinary shares to be issued in the Business Combination and a definitive proxy statement of Applied Materials in connection with the Business Combination. The registration statement was declared effective by the SEC on May 13, 2014. Applied Materials and Tokyo Electron plan to provide to their respective stockholders or shareholders, as applicable, the definitive prospectus with respect to HoldCo’s ordinary shares to be issued in the Business Combination and, with respect to Applied Materials stockholders, the definitive proxy statement of Applied Materials in connection with the Business Combination. SECURITY HOLDERS ARE URGED AND ADVISED TO READ THE DEFINITIVE PROSPECTUS AND DEFINITIVE PROXY STATEMENT FILED WITH THE SEC CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT APPLIED MATERIALS, TOKYO ELECTRON, HOLDCO, THE BUSINESS COMBINATION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Registration Statement, the definitive prospectus and the definitive proxy statement and other relevant materials and any other documents filed by Applied Materials, HoldCo or Tokyo Electron with the SEC free of charge at the SEC’s web site at www.sec.gov. In addition, security holders may obtain free copies of the Registration Statement and other documents filed with the SEC from Applied Materials or Tokyo Electron by contacting either (1) Investor Relations by mail at Applied Materials, Inc., 3050 Bowers Avenue M/S 1261, P.O. Box 58039, Santa Clara, CA 95054-3299, Attn: Investor Relations Department, by telephone at 408-748-5227, or by going to Applied Materials’ Investor Relations page on its corporate web site at www.appliedmaterials.com or (2) for media inquiries: Tokyo Electron’s Public Relations Group, by mail at Tokyo Electron Limited, Akasaka Biz Tower, 3-1 Akasaka 5-chome, Minato-ku, Tokyo 107-6325, by telephone at +81-3-5561-7004, or by email at telpr@tel.com; and for analyst inquiries: Tokyo Electron’s Investor Relations Group, by mail at Tokyo Electron Limited, Akasaka Biz Tower, 3-1 Akasaka 5-chome, Minato-ku, Tokyo 107-6325, by telephone at +81-3-5561-7383, or by email at telir@tel.com, or by going to Tokyo Electron’s Investor Relations page on its corporate web site at www.tel.com.

Participants in the Solicitation

Applied Materials, Tokyo Electron, HoldCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Applied Materials’ stockholders in connection with the proposed Business Combination. Information about Applied Materials’ directors

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and executive officers is set forth in Applied Materials’ Proxy Statement on Schedule 14A for its 2014 Annual Meeting of Stockholders, which was filed with the SEC on January 21, 2014, and its Annual Report on Form 10-K for the fiscal year ended October 27, 2013, which was filed with the SEC on December 4, 2013. These documents are available free of charge at the SEC’s web site at www.sec.gov, and from Applied Materials by contacting Investor Relations by mail at Applied Materials, Inc., 3050 Bowers Avenue M/S 1261, P.O. Box 58039, Santa Clara, CA 95054-3299, Attn: Investor Relations Department, or by going to Applied Materials’ Investor Relations page on its corporate web site at www.appliedmaterials.com. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed Business Combination is included in the Registration Statement and definitive proxy statement and other relevant materials to be filed with the SEC when they become available.

About Applied Materials

Applied Materials, Inc. (Nasdaq: AMAT) is the global leader in providing innovative equipment, services and software to enable the manufacture of advanced semiconductor, flat panel display and solar photovoltaic products. Our technologies help make innovations like smartphones, flat screen TVs and solar panels more affordable and accessible to consumers and businesses around the world. Learn more at www.appliedmaterials.com.

About Tokyo Electron

Tokyo Electron Limited (TSE: 8035), established in 1963, is a global supplier of semiconductor and flat panel display production equipment, and a provider of technical support and services for semiconductor, flat panel display and photovoltaic panel production equipment worldwide. TEL has located research & development, manufacturing, sales, and service locations all over the world. http://www.tel.com

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Proposal 2: Election of Nine Corporate Directors

At the conclusion of the Annual General Meeting of Shareholders, the term of office for all 10 Corporate Directors will expire. Therefore, we ask you to agree to elect 9 Corporate Directors (including two outside Directors).

The candidates for Corporate Directors are as follows.

No.	Name (Date of birth)	Brief Personal History (Position in the Company and significant concurrent posts)	Number of the Company’s shares owned by candidate
1	Tetsuro Higashi (August 28,1949)

April 1977

Joined Tokyo Electron Limited

December 1990

Corporate Director, Tokyo Electron Limited

April 1994

Managing Director, Tokyo Electron Limited

June 1996

President & CEO, Tokyo Electron Limited

June 2003

Chairman of the Board, Tokyo Electron Limited

April 2013

		Chairman of the Board, President & CEO, Tokyo Electron Limited (Present position) (Position in the Company) Representative Director, Chairman of the Board, President & CEO (Significant concurrent posts) Chairman, Tokyo Electron U.S. Holdings, Inc. Outside Director, Ube Industries, Ltd. (schedule to retire on June 27, 2014)	54,228

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No.	Name (Date of birth)	Brief Personal History (Position in the Company and significant concurrent posts)	Number of the Company’s shares owned by candidate
2	Tetsuo Tsuneishi (November 24,1952)	April 1976 Joined Tokyo Electron Limited June 1992 Corporate Director, Tokyo Electron Limited June 1996 Senior Managing Director, Tokyo Electron Limited June 2003
		Vice Chairman of the Board, Tokyo Electron Limited (Present position) (Position in the Company) Corporate Director, Vice Chairman of the Board (Significant concurrent posts) Outside Director, Media Lario International S.A.	11,158
3	Hirofumi Kitayama (March 28, 1954)

December 1983

Joined TEL-Thermco Engineering Co., Ltd.

July 1995

Corporate Director, Tokyo Electron Tohoku Limited

March 1999

Corporate Director, Tokyo Electron Yamanashi Limited

February 2005

President, Tokyo Electron AT Limited

April 2006

President, Tokyo Electron Tohoku Limited

Vice President & General Manager, Tokyo Electron Limited

June 2007

		Corporate Director, Tokyo Electron Limited April 2009 Executive Vice President, Tokyo Electron Limited Jun 2013 Senior Executive Vice President, Tokyo Electron Limited (Present position) (Position in the Company) Representative Director, Senior Executive Vice President, Business Ethics, CSR Promotion (Significant concurrent posts) Chairman of the Board, Tokyo Electron Tohoku Limited Chairman, Tokyo Electron (Kunshan) Limited	10,000

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No.	Name (Date of birth)	Brief Personal History (Position in the Company and significant concurrent posts)	Number of the Company’s shares owned by candidate
4	Hikaru Ito (August 30, 1961)

April 1984

Joined Tokyo Electron Limited

April 2003

Vice President & General Manager, Clean Track Business Unit, Tokyo Electron Limited

April 2006

Vice President & Deputy General Manager, SPE-1 Division, Tokyo Electron Limited

June 2007

Corporate Director, Tokyo Electron Limited

(Present position)

April 2009

Executive Vice President, Tokyo Electron Limited

(Present position)

(Position in the Company)

Corporate Director, Executive Vice President

(Significant concurrent posts)

Chairman, TEL FSI, Inc.

Chairman, Tokyo Electron (Shanghai) Ltd.

Chairman, Tokyo Electron (Shanghai) Logistic Center Ltd.

10,600
5	Kenji Washino (June 7, 1961)

April 1984

Joined Tokyo Electron Limited

April 2003

Vice President & General Manager, Cleaning Systems Business Unit, Tokyo Electron Limited

April 2005

Vice President & General Manager, Single Wafer Deposition Business Unit, Tokyo Electron Limited

April 2006

Vice President & Deputy General Manager, SPE-2 Division, Tokyo Electron Limited

June 2007

Corporate Director, Tokyo Electron Limited

(Present position)

April 2009

Executive Vice President, Tokyo Electron Limited

March 2014

Vice President & General Manager, Tokyo Electron Limited

(Present position)

(Position in the Company)

Corporate Director, Vice President & General Manager

(Significant concurrent posts)

Chairman, TEL Venture Capital, Inc.

Chairman, TEL Epion Inc.

Chairman, TEL NEXX, Inc.

Chairman, TEL Solar AG

9,800

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No.	Name (Date of birth)	Brief Personal History (Position in the Company and significant concurrent posts)	Number of the Company’s shares owned by candidate
6	Yoshiteru Harada (April 12, 1958)	April 1983 Joined Tokyo Electron Limited April 2003 Vice President & General Manager, Tokyo Electron Limited April 2005 Vice President & General Manager, Corporate Administration, Tokyo Electron Limited April 2009 Senior Vice President, Tokyo Electron Kyushu Limited July 2010 Vice President & General Manager, Tokyo Electron Limited (Present position) June 2011 Corporate Director, Tokyo Electron Limited (Present position) (Position in the Company) Corporate Director, Vice President & General Manager, Internal Control	2,000
7	Tetsuro Hori (October 20, 1961)	April 1985 Joined Tokyo Electron Limited April 2009 Vice President & General Manager, Tokyo Electron Limited (Present position) June 2013 Corporate Director, Tokyo Electron Limited (Present position) (Position in the Company) Corporate Director, Vice President & General Manager	933

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No.	Name (Date of birth)	Brief Personal History (Position in the Company and significant concurrent posts)	Number of the Company’s shares owned by candidate
8	[Outside Director] Hiroshi Inoue (January 5,1940)

April 1963

Joined Tokyo Broadcasting System, Inc.

June 1993

Corporate Director, Tokyo Broadcasting System, Inc.

June 1996

Managing Director, Tokyo Broadcasting System, Inc.

June 1997

Senior Managing Director, Tokyo Broadcasting System, Inc.

June 2001

Executive Vice President, Tokyo Broadcasting System, Inc.

June 2002

President, Tokyo Broadcasting System, Inc.

June 2006

Corporate Director, Tokyo Electron Limited

(Present position)

April 2009

Chairman of the Board, Tokyo Broadcasting System Holdings, Inc.

(Present position)

(Position in the Company)

Corporate Director

(Significant concurrent posts)

Chairman of the Board, Tokyo Broadcasting System Holdings, Inc.

Chairman of the Board, Tokyo Broadcasting System Television, Inc.

President, The Japan Commercial Broadcasters Association

Outside Director, Mainichi Broadcasting System, Inc.

0

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No.	Name (Date of birth)	Brief Personal History (Position in the Company and significant concurrent posts)	Number of the Company’s shares owned by candidate
9	[Outside Director] Masahiro Sakane (January 7, 1941)

April 1963

Joined Komatsu Limited

June 1989

Corporate Director, Komatsu Limited

June 1994

Managing Director, Komatsu Limited

June 1997

Executive Managing Director, Komatsu Limited

June 1999

Executive Vice President, Komatsu Limited

June 2001

President, Komatsu Limited

June 2003

President and Chief Executive Officer, Komatsu Limited

June 2007

Chairman of the Board, Komatsu Limited

June 2008

Corporate Director, Tokyo Electron Limited

(Present position)

April 2013

Corporate Director, Councilor, Komatsu Limited

June 2013

Councilor, Komatsu Limited

(Present position)

(Position in the Company)

Corporate Director

(Significant concurrent posts)

Outside Director, Nomura Holdings, Inc.

Outside Director, Nomura Securities Co., Ltd.

Outside Director, Asahi Glass Co., Ltd.

0

(Notes)

1.	The candidates have no special interests in the Company.
2.	The candidates for outside Directors are described below.
(1)	Hiroshi Inoue and Masahiro Sakane are candidates for outside Directors.
(2)	TEL appointed Directors Hiroshi Inoue and Masahiro Sakane as independent Directors pursuant to the regulations of Tokyo Stock Exchange Inc. and provided notice to Tokyo Stock Exchange Inc.
(3)	Hiroshi Inoue is Chairman of the Board, Tokyo Broadcasting System Holdings, Inc., has a wealth of experience and knowledge as a corporate executive. Mr. Inoue is a candidate for outside Director so that his experience and knowledge can be utilized to provide advice for the Company’s overall management from the perspective of objectively ensuring the effectiveness of decision-making by the Board of Directors. Mr. Inoue has been an outside Director of the Company since June 2006.
(4)	Masahiro Sakane held Chairman of the Board and President posts of Komatsu Limited, and has a wealth of experience and knowledge as a corporate executive. Mr. Sakane is a candidate for outside Director so that his experience and knowledge can be utilized to provide advice for the Company’s overall management from the perspective of objectively ensuring the effectiveness of decision-making by the Board of Directors. Mr. Sakane has been an outside Director of the Company since June 2008.
(5)	Nomura Securities Co., Ltd. where Masahiro Sakane has been an outside director since June 2008 was the subject of a Business Improvement Order from the Financial Services Agency in August 2012 on the basis of Financial Instruments and Exchange Act due to the recognition of deficiencies in its management of sensitive corporate information relating to public stock offerings. Mr. Sakane has always spoken at board meetings and other occasions on the importance of legal compliance. After the Order was issued, he has offered opinions on measures to prevent reoccurrence.
(6)	At the 43rd General Meeting of Shareholders held on June 23, 2006, the Company revised its Articles of Incorporation to include a provision concerning the conclusion of liability-limiting contracts with outside Directors. In accordance with its Articles of Incorporation, the Company has concluded liability-limiting contracts specified by Article 423, Paragraph 1 of the Companies Act of Japan with Hiroshi Inoue and Masahiro Sakane. The liability limitation under these agreements is the maximum amount specified in Article 425, Paragraph 1 of the Companies Act of Japan, provided that the outside Directors perform their duties in good faith without gross negligence.

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Business Report

(From April 1, 2013 to March 31, 2014)

1. Current Status of the TEL Group

(1) Business Developments and Results

General Overview

The global economy in general showed signs of a gradual recovery during the fiscal year as the United States and Japanese economies showed a gradual rebound and signs of economic recovery were also seen in Europe, offsetting the slowing of the growth rate in China and the deceleration in growth seen in other emerging nations.

Mobile devices remained firm overall in the electronics industry, the primary area in which the TEL Group conducts business. Demand for memory for data centers is also growing with the spread of cloud services and the utilization of large volumes of data.

Under these circumstances, financial results for the current consolidated fiscal year were as follows. Consolidated net sales for the fiscal year increased by 23.1% from the previous fiscal year to 612,170 million yen, while operating income was up 156.6%, to 32,204 million yen, and ordinary income increased by 112.5% to 35,487 million yen. Extraordinary losses of 47,769 million yen were recorded as a result of impairment losses relating to goodwill and others arising from reviews of the PV production equipment business and the TEL NEXX, Inc. business plan, the recognition of impairment of fixed assets pertaining to facility restructuring plans, and other factors. Net losses for the period were 19,408 million yen (compared to 6,076 million yen in net income the previous fiscal year.)

By division

The segments to be reported have been changed from the current consolidated fiscal year based on the “Accounting Standard for Segment Information Disclosures”. The comparisons with the previous consolidated fiscal year stated below use the adjusted figures for the previous consolidated fiscal year in accordance with the new business segments.

(i) Semiconductor Production Equipment

DRAM and NAND flash memory were firm on the back of strong demand for mobile devices and server demand. Demand for high-performance NAND flash memory for SSD (solid state drives) and other applications is also increasing. Against this backdrop, the memory makers pushed ahead with investment, primarily intended to boost production. Capital investment in devices with new structures and other advanced technology for logic semiconductors also continues. Given these circumstances, net sales from external customers in this segment during the fiscal year were 478,841 million yen (up 22.1% compared to the previous fiscal year).

(ii) FPD (Flat Panel Display) Production Equipment

Capital investment for large flat panels continues in China and demand for small to medium-sized displays also maintains firm growth, backed by demand for mobile devices. Under these circumstances, FPD production equipment sales also remained strong. Net sales from external customers in this segment during the fiscal year were 28,317 million yen (up 41.0% compared to the previous fiscal year). During the fiscal year, we announced a new inkjet printing system for manufacturing organic light-emitting diode (OLED) panels.

(iii) PV (Photovoltaic Panel) Production Equipment

We concluded a sales representative agreement with Oerlikon Solar of Switzerland in 2009 with the intent of entering the thin-film silicon PV panel market, and commenced sales & marketing activities for an end-to-end manufacturing line for the production of PV panels. We acquired Oerlikon Solar in 2012 and targeted business growth from fusion with our production equipment technology, but the oversupply state of panel production equipment persisted due to changes in the market environment. Despite our greatest efforts to reduce costs and step up development directed at improving conversion efficiency, the environment has remained severe. We made the decision to withdraw from production development and sales of the equipment at the end of March this year after concluding that we could not expect to recover our investment going forwards, and adopted a structure of only supporting equipment that has already been installed. Given these circumstances, net sales

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from external customers in this segment during the fiscal year were 3,805 million yen (compared to net sales of 83 million yen in the previous fiscal year). Impairment losses totaling 32,789 million yen on goodwill and fixed assets were booked accompanying the revision of the business plan for and the withdrawal from the segment.

(iv) Electronic Components and Computer Networks

In the electronic components segment, overall demand, which was mainly for general-purpose ICs, was strong owing to growth in demand for components for installation in vehicles in China and elsewhere in the Asian region, in addition to increased demand for components for industrial equipment and the advent of new commercial uses. In the computer networks segment, product sales remained firm owing to the newly introduced cloud-related commercial applications, due in part to advancements in cloud computing. Given these circumstances, net sales from external customers in this segment during the fiscal year were 100,726 million yen (up 19.0% compared to the previous fiscal year).

(v) Other

Net sales from external customers, in the segment not included into the above four segments, during the fiscal year were 479 million yen (up 7.0% compared to the previous year).

(2) Capital Investment and Procurement of Funds

The TEL Group acquired a total of 12,799 million yen in tangible fixed assets during the current consolidated fiscal year. The majority of those assets were acquired through capital investment in equipment for evaluation purposes, mainly in areas expected to experience strong growth, in order to enhance our development capabilities in the semiconductor production equipment business and other lines of business. We also acquired machinery for research and development purposes related to such things as the MRAM (magnetic random-access memory) R&D program we are participating in at Tohoku University.

All necessary funds were internally generated, and no financing was conducted.

(3) Management Tasks

The TEL Group, one of the world’s leading suppliers of semiconductor and flat panel display (FPD) production equipment, engages in dynamic business activities in the electronics industry, a field characterized by rapid technological innovation, with its corporate philosophy that “We strive to contribute to the development of a dream-inspiring society through our leading-edge technologies and reliable service”.

In the markets in which we operate, main customers are semiconductor manufacturers and others, who increasingly dominate the market as customers. Securing and maintaining a strong position in the fields in which we currently operate, and establishing new products and technology are vital tasks for us. At the same time, it is important that we develop new products and new technology. We recognize that in order to realize these aims, technology differentiation, along with a thorough reduction of costs, are key factors that will enable us to boost competitiveness, and with these issues in mind, we regard the following as priority policies.

(i) Enhancing Products to Improve Market Position

To acquire and maintain high position in the markets where we are already operating, further improvements to the processing performance, productivity and reliability of our products are required to resolve issues faced by our customers. The TEL Group will strive to strengthen our technical competitiveness and improve our market position in each of our product areas, including etching equipment, cleaning equipment, coater/developer, and wafer deposition equipment.

Particularly in regard to etching equipment, the market of which is expected to grow, we will continue to expand our business, intensifying development of 3-D logic chip and NAND flash memory and a multiple patterning technology, which will be important in the future.

In our cleaning equipment business, we have made progress with the adoption of the single-wafer wet cleaning equipment we have been concentrating on in new mass production for customers in Japan, Taiwan, and South Korea, consequently recording historical highs in sales and profits in our cleaning business on a six-month basis this fiscal year. Moreover, in our dry cleaning

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equipment business, the number of processing steps is expected to increase in the future as miniaturization progresses, and we will strive to expand the business by releasing new products with high performance and high yields.

In our FPD production equipment business, the first machine was shipped from our Kunshan factory in China in last August. We will utilize this factory to improve profitability in the future, while meeting the needs of our Chinese customers.

(ii) Innovation for Sustainable Growth (Technological Innovation)

The TEL Group continues to strengthen new product development in order to allow it to respond to increasing diversification in manufacturing technologies. To handle the miniaturization technology needed for next-generation devices, we are proactively working to develop technology that increases precision, improves reliability, and reduces the production costs of equipment. In addition, by means of collaboration between industry, academia and government, we are focusing on quickly securing the device technology needed for mass production of MRAM (Magnetoresistive Random-Access Memory), which has attracted interest as the next generation of memory. We are also actively involved in the development of technology for next-generation devices, incorporating the findings of both domestic and foreign research institutes into our work.

Furthermore, in the OLED panel field, we released a new inkjet printing system for OLED panel manufacturing in March 2014.

We will continue to make advances in R&D in the future in order to consolidate our strategic resources and improve efficiency with a view to developing promising technologies.

(iii) Pursuit of best solutions

Amid increasing market domination by our customer, the TEL Group is working to strengthen our partnership with each customer through adopting a system for development and evaluation in close consultation with the customer to ascertain future needs at an early stage, while also enhancing operations and services to enable us to offer the best solution early on.

We will also provide the best solutions for back-end processes such as testing systems and wafer-level packaging through integrating multiple products to make use of the strengths of the TEL Group with its extensive product line-up.

In addition to sales of up to date equipment, we also engage in field solutions business. This business covers areas such as moving, remodeling, improvement and spare parts supply for equipment we have already sold out. We will strive to expand this business by utilizing data about our products in use all over the world, by harnessing the extensive know-how we have gained in the field, and by building a system that will enable the effective and efficient provision of products and services.

(iv) Measures to fulfill our corporate social responsibility

Based on our “Safety First” principle, the TEL Group believes that ensuring that all individuals involved in our business activities can work safely, use equipment safely, and remain healthy, is an important part of our corporate social responsibility.

Based on the principle of “addressing environmental issues with technology,” we are promoting environmentally friendly practices at customer factories, in order to achieve energy efficiency in the use of our equipment. We are promoting activities for reducing power consumption during the operation of equipment and peripheral equipment, efficient operation of equipment and systems in general, and overall energy savings in the operation of customer plants.

Moreover, we will promote activities for reducing the environmental burden of group business activities and logistics also through such means as introducing solar power generation equipment into main plants.

Furthermore, we are building relationships built on trust through communications with local residents and various other stakeholders to maintain our status as a good corporate citizen with strong community ties, and to achieve growth in tandem with society.

In addition, the concept of Corporate Social Responsibility (CSR) has become ever more important in recent years. We have been taking further initiatives towards promoting CSR, along with establishing a CSR policy and establishing a dedicated CSR promotion organization.

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(v) Efforts Directed at Business Integration with Applied Materials, Inc.

On September 24, 2013, Tokyo Electron and Applied Materials, Inc. (hereinafter “Applied Materials”) executed a business combination agreement, in which the consideration is shares, with the objective of allowing the companies to become global innovators in the semiconductor and display manufacturing systems industries. This business combination aims to provide strategically important, cutting-edge technology by utilizing the strengths of Tokyo Electron’s and Applied Materials’ complementary technologies and products.

The TEL Group has established an integration management office for the business combination with Applied Materials, Inc., and concrete discussions regarding and preparatory work for the business combination which will take place. We are diligently working on preparations for the listing of the ordinary shares of the holding company on the Tokyo Stock Exchange (TSE), discussing this with the TSE, JASDEC (Japan Securities Depository Center, Inc.) and other relevant parties. Moreover, we anticipate that the holding company will not be a constituent stock of the Tokyo Stock Price Index (TOPIX) after relisting in light of the current guidelines for calculation because it will be a foreign corporation, however we will continue to work to ensure liquidity on the TSE so that the shares of the holding company are attractive to various investors in Japan.

In addition to the priority policies described above, for the human resources which will be the source of growth, we think that the placement of the right people in the right positions and proactive development of training programs to educate our human resources to equip them to respond to changes in the business environment will help the TEL Group to make rapid progress in the future. We will also continue to provide evaluation and compensation which fairly recognize the extent of individual contributions, and seek to create a company that is brimming with dreams and vitality.

The TEL Group will continue, on the basis of its profit-oriented management, to further enhance its corporate value by means of placing customers first, improving product and technology development capabilities, strengthening international competitiveness, and motivating employees. The continued support and understanding of shareholders will be greatly appreciated.

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(4) Changes in the business performance and property

(i) Changes in the business performance and assets of the TEL Group

Items	FY2011 (48th FY; From April 1, 2010 to March 31, 2011)	FY2012 (49th FY; From April 1, 2011 to March 31, 2012)	FY2013 (50th FY; From April 1, 2012 to March 31, 2013)	FY2014 (51st FY; current fiscal year) (From April 1, 2013 to March 31, 2014)
Net sales (million yen)	668,722	633,091	497,299	612,170
Operating income (million yen)	97,870	60,443	12,548	32,204
Ordinary income (million yen)	101,919	64,046	16,696	35,487
Net income(loss) (million yen)	71,924	36,725	6,076	(19,408)
Net income(loss) per share (yen)	401.73	205.04	33.91	(108.21)
Total assets (million yen)	809,205	783,610	775,527	828,591
Net assets (million yen)	584,801	598,602	605,127	590,613

(Notes)

1.	In the 48th consolidated fiscal year, thanks to amazing growth in demand for consumer electronics, including smartphones and tablet computers, sales in the markets for semiconductors and FPDs—key components in these products—were generally brisk. The TEL Group is actively working to enter markets for high added-value products and to increase their sales, and both sales and income were up sharply from the previous year.
2.	In the 49th consolidated fiscal year, demand for smartphones and tablet computers reached high penetration levels, resulting in overall positive performance, but sales of PCs and televisions continued to be sluggish. Consequently, sales of semiconductors and LCD panels that are key components in these products were not sufficient to cover capital investments, leading to a decrease of profits in the consolidated results.
3.	In the 50th consolidated fiscal year, despite the full-scale popularization of smartphones leading the market, demand has fallen for PCs and TVs, and the overall adjustment phase is continuing in both the semiconductor production equipment market and the FPD production equipment market, so our consolidated financial results for the 50th fiscal year have seen a decrease in income and a decrease in profit.
4.	The business performance and property of the TEL Group for FY2014 (the 51st FY; current fiscal year) are described in (1) “Business Developments and Results.”

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(ii) Changes in the business performance and assets of TEL

Items	FY2011 (48th FY; From April 1, 2010 to March 31, 2011)	FY2012 (49th FY; From April 1, 2011 to March 31, 2012)	FY2013 (50th FY; From April 1, 2012 to March 31, 2013)	FY2014 (51st FY; current fiscal year) (From April 1, 2013 to March 31, 2014)
Net sales (million yen)	569,298	516,524	375,485	462,282
Operating income (million yen)	30,620	7,131	5,717	16,230
Ordinary income (million yen)	40,978	44,286	27,314	27,839
Net income(loss) (million yen)	31,928	39,144	22,984	(26,420)
Net income(loss) per share (yen)	178.34	218.55	128.28	(147.44)
Total assets (million yen)	629,215	599,411	570,042	608,206
Net assets (million yen)	359,135	375,761	390,303	356,701

(5) Major business of the TEL Group            (As of March 31, 2014)

The major business of the TEL Group includes the manufacture and sale of Semiconductor, FPD(Flat Panel Display) and PV(Photovoltaic Panel) production equipment using electronic technology, as well as the purchase and sales of Electronic components and Computer networks. Major product items handled by each division are as follows:

Business	Major products
Semiconductor production equipment	Coater/Developer, Plasma Etch system, Thermal Processing system, Single Wafer Deposition system, Cleaning system, Wafer Prober
FPD production equipment	FPD Coater, FPD Plasma Etch/Ash system,
PV production equipment	End-to-end manufacturing line for the production of thin film silicon photovoltaic panels
Electronic Components and Computer Networks	Semiconductor products, Board Computer products, General Electronic Components, Software, Computer Network products

(Notes)

1.	Along with TEL Solar AG and its affiliates being included as TEL’s consolidated subsidiaries, from the consolidated fiscal year the previous reportable segment “FPD/PV Production Equipment” has been split into “FPD Production Equipment” and “PV Production Equipment.”
2.	As of the end of March 2014, the PV production equipment business has been wound back, with the cessation of manufacturing, development and sale of new equipment, and support for existing delivered equipment only.
3.	In the electronic components and computer networks business, 2,342,600 shares of Tokyo Electron Device Limited were sold in April and May 2014, with Tokyo Electron Device Limited changing from a consolidated subsidiary to an equity method affiliate of TEL, along with which this reportable segment will disappear from the next consolidated fiscal year and the gain or loss on equity method associated with this company will be displayed as part of adjustment amounts to segment profits.

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(6) Major subsidiaries            (As of March 31, 2014)

Company	Capital fund	Investment ratio (Indirect investment ratio)	Main business
Tokyo Electron Yamanashi Ltd.	4,000 million yen	( 100.00%)	Manufacture of Semiconductor and FPD production equipment
Tokyo Electron Kyushu Ltd.	2,000 million yen	100.00	Manufacture of Semiconductor and FPD production equipment
Tokyo Electron Tohoku Ltd.	1,000 million yen	100.00	Manufacture of Semiconductor production equipment
Tokyo Electron TS Ltd.	100 million yen	100.00	Manufacture of Semiconductor production equipment
Tokyo Electron Miyagi Ltd.	100 million yen	100.00	Manufacture of Semiconductor production equipment
Tokyo Electron FE Ltd.	100 million yen	100.00	Maintenance services for, modification of and relocation of Semiconductor and FPD production equipment, etc.
Tokyo Electron Device Ltd.	2,495 million yen	55.42	Sales of electronic components and computer networks
Tokyo Electron America, Inc.	10 U.S. dollars	0.00 (100.00)	Sales of and maintenance services for Semiconductor production equipment, etc.
Tokyo Electron Europe Ltd.	17 million euros	100.00	Sales of and maintenance services for Semiconductor production equipment, etc.
TEL Solar AG	100 thousand Swiss francs	0.00 (100.00)	Manufacture and sales of PV production equipment
Tokyo Electron Korea Ltd.	6,000 million won	100.00	Sales of and maintenance services for Semiconductor and FPD production equipment, etc.
Tokyo Electron Taiwan Ltd.	200 million NT dollars	96.00 (98.00)	Sales of and maintenance services for Semiconductor and FPD production equipment, etc.
Tokyo Electron (Shanghai) Ltd.	6 million U.S. dollars	100.00	Sales of and maintenance services for Semiconductor and FPD production equipment, etc.

(Notes)

1.	At the end of the consolidated fiscal year, the number of consolidated subsidiaries including the above listed companies was 53.
2.	Tokyo Electron America, Inc. acquired and merged with Timbre Technologies, Inc. effective April 1, 2013.
3.	As of the end of March 2014, the TEL Solar AG business portfolio has been wound back, with the cessation of manufacturing, development and sale of solar panel production equipment, and support for existing delivered equipment only.
4.	In April and May 2014, TEL sold 2,342,600 shares in Tokyo Electron Device Limited, so this company has changed from a consolidated subsidiary to an equity method affiliate of TEL. With this change, TEL’s investment ratio in Tokyo Electron Device Limited has changed to 33.32%.

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(7) Major Business Combinations

1.	Tokyo Electron Ltd. acquired and merged with Tokyo Electron Technology Development Institute, Inc. effective April 1, 2013.

2.	Tokyo Electron Ltd. acquired and merged with Tokyo Electron Software Technologies Ltd. effective April 1, 2013.

3.	Tokyo Electron America, Inc. acquired and merged with Timbre Technologies, Inc. effective April 1, 2013.

4.	In April and May 2014, TEL sold 2,342,600 shares of Tokyo Electron Device Limited, so this company has changed from a consolidated subsidiary to an equity method affiliate of TEL.

(8) Employees at TEL and in the TEL Group                    (As of March 31, 2014)

(i) Number of employees in the TEL Group

Business segment	Number of employees	Variance from the end of the previous fiscal year
Semiconductor production equipment	7,983	122
FPD production equipment	535	(40)
PV production equipment	522	(78)
Electronic Components and Computer Network	983	35
Other	356	(6)
Common to all companies	1,925	70
Total	12,304	103

(Notes)

1.	The number of employees indicates the number of persons employed by TEL and its consolidated subsidiaries.
2.	The segments to be reported have been changed in the consolidated fiscal year based on the “Accounting Standard for Segment Information Disclosures”, therefore, the figures for the corresponding period of the previous consolidated fiscal year listed for comparison have been adjusted in accordance with the new business segments.
3.	“Other” refers to persons employed in transportation, facilities management, equipment leasing and insurance, etc.
4.	“Common to all companies” refers to employees of administration, fundamental research, and other such divisions.

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(ii) Number of employees in TEL

Number of employees	Variance from the end of the previous fiscal year
1,542	249

Average age	Average length of service in years
41.3	14.7

(Note)

1.	The number of employees indicates the number of persons employed by TEL.
2.	The main factor behind an increase in the number of employees was the April 1, 2013 acquisition and merger of Tokyo Electron Technology Development Institute, Inc. and Tokyo Electron Software Technologies Limited.

(9) Major lenders                    (As of March 31, 2014)

There is no relevant item.

(10) Major offices of the TEL Group                    (As of March 31, 2014)

(i) Tokyo Electron Ltd.

Name	Location
World Headquarters	Minato-ku, Tokyo
Fuchu Technology Center	Fuchu City, Tokyo
Technology Center Tsukuba	Tsukuba City, Ibaraki
Osaka Branch Office	Osaka City, Osaka
Yamanashi Regional Office (Fujii) (Hosaka)	Nirasaki City, Yamanashi Nirasaki City, Yamanashi
Technology Center Sendai	Sendai City, Miyagi
Sapporo Regional Office	Sapporo City, Hokkaido
Kyushu Sales Office	Koshi City, Kumamoto

(ii) Subsidiaries

Name	Location
Tokyo Electron Yamanashi Ltd.
Yamanashi Plant (Fujii) (Hosaka)	Nirasaki City, Yamanashi Nirasaki City, Yamanashi
Tokyo Electron Kyushu Ltd.
Koshi Plant	Koshi City, Kumamoto
Ozu Plant	Ozu-machi, Kikuchi-gun, Kumamoto
Tokyo Electron Tohoku Ltd.	Oshu City, Iwate
Tokyo Electron TS Ltd.	Nirasaki City, Yamanashi
Tokyo Electron Miyagi Ltd.
Taiwa Plant	Taiwa-cho, Kurokawa-gun, Miyagi
Matsushima Plant	Matsushima-machi, Miyagi-gun, Miyagi
Tokyo Electron FE Ltd.	Fuchu City, Tokyo
Tokyo Electron Device Ltd.	Yokohama City, Kanagawa
Tokyo Electron America, Inc.	Austin, Texas, U.S.A.
Tokyo Electron Europe Ltd.	Crawley, West Sussex, U.K.
TEL Solar AG	Trübbach, St. Gallen, Switzerland
Tokyo Electron Korea Ltd.	Hwaseong-City, Gyeonggi-Do, Korea
Tokyo Electron Taiwan Ltd.	Hsin-chu City, Taiwan
Tokyo Electron (Shanghai) Ltd.	Shanghai, China

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(Notes)

1.	Tokyo Electron Ltd. acquired and merged with Tokyo Electron Technology Development Institute, Inc. effective April 1, 2013. The name of the Sendai Regional Office of Tokyo Electron Ltd. was changed to Technology Center Sendai.
2.	Tokyo Electron Ltd. acquired and merged with Tokyo Electron Software Technologies Ltd. effective April 1, 2013. The Sapporo Technology Center has become the Sapporo Regional Office of Tokyo Electron Ltd.
3.	In April and May 2014, TEL sold 2,342,600 shares of Tokyo Electron Device Limited, so this company has changed from a consolidated subsidiary to an equity method affiliate of TEL.

(11) Other important matters for corporation

On September 24, 2013, TEL and Applied Materials executed a business combination agreement, in which the consideration is shares, with the objective of allowing the companies to become global innovators in the semiconductor and display manufacturing systems industries. This business combination aims to provide strategically important, cutting-edge technology by utilizing the strengths of Tokyo Electron’s and Applied Materials’ complementary technologies and products. The closing of the transaction is subject to various conditions, including approval from the respective shareholders’ meetings of TEL and Applied Materials, and the approval of certain governmental regulators and authorities under applicable competition laws in Japan, the U.S. and other countries. The business combination is expected to be consummated during the second half of 2014.

2. TEL shares        (As of March 31, 2014)

(i) Total number of shares authorized to be issued	300,000,000
(ii) Total number of issued shares	180,610,911
(iii) Number of shareholders	30,563
(iv) Major shareholders

Shareholder	Number of shares held (thousands of shares)	Shareholding ratio (%)
The Master Trust Bank of Japan, Ltd. (trust account)	19,144	10.68
Japan Trustee Services Bank, Ltd. (trust account)	11,669	6.51
Tokyo Broadcasting System Holdings, Inc.	7,727	4.31
The Bank of New York Mellon as Depositary Bank for DR Holders	6,711	3.74
Deutsche Bank Trust Company Americas	5,283	2.94
BNP Paribas	3,506	1.95
Mitsubishi UFJ Morgan Stanley	3,270	1.82
State Street Bank and Trust Company 505225	2,969	1.65
The Bank of New York Mellon SA/NV 10	2,940	1.64
Trust & Custody Services Bank, Ltd.	2,386	1.33

(Notes)

1.	Any fractional sum of less than 1,000 shares is disregarded when the number of shares owned is indicated.
2.	The shareholding ratios are calculated after eliminating treasury stock (1,408,950 shares). Figures are rounded down to the second decimal place.
3.	The Bank of Tokyo-Mitsubishi UFJ, Ltd. and three of its affiliated companies submitted a report of change dated March 31, 2014 to the Director-General of the Kanto Local Finance Bureau to inform that they held 15,164 thousand shares of TEL as of March 24, 2014. Similarly, Sumitomo Mitsui Trust Bank, Limited and two of its affiliated companies submitted a report of change dated September 21, 2012 to the Director-General of the Kanto Local Finance Bureau to inform that they held 11,361 thousand shares of TEL as of September 14, 2012, and Nomura Securities Co., Ltd. and two of its affiliated companies submitted a report on large shareholders dated February 21, 2014 to the Director-General of the Kanto Local Finance Bureau to inform that they held 9,199 thousand shares of TEL as of February 14, 2014. But the table above does not include the portion of shares that TEL cannot confirm that it holds as of March 31, 2014.

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3. Matters concerning Share Subscription Rights

Status of share subscription rights as of the end of the fiscal year

	4th share subscription rights	6th share subscription rights
Allocation date	August 8, 2005	June 24, 2006
Allocation number of share subscription rights	852 units	669 units
Balance at end of fiscal year	91 units	129 units
Ownership by Corporate Directors of TEL (excluding outside Directors)	—	—
Ownership by outside Directors of TEL	—	—
Ownership by Audit & Supervisory Board Members of TEL	10 units (1 person)	10 units (1 persons)
Total number and type of shares to be issued or transferred by exercise of Share Subscription Rights	Common stock of TEL 9,100 shares	Common stock of TEL 12,900 shares
Amount paid for the exercise of Share Subscription Rights	1 yen per share	1 yen per share
Exercise period of Share Subscription Rights	From August 1, 2008 to June 30, 2025 (Note 1)	From July 1, 2009 to May 29, 2026 (Note 2)

	7th share subscription rights	8th share subscription rights
Allocation date	June 23, 2007	June 21, 2008
Allocation number of share subscription rights	1,004 units	1,779 units
Balance at end of fiscal year	244 units	680 units
Ownership by Corporate Directors of TEL (excluding outside Directors)	—	103 units (3 persons)
Ownership by outside Directors of TEL	—	—
Ownership by Audit & Supervisory Board Members of TEL	—	—
Total number and type of shares to be issued or transferred by exercise of Share Subscription Rights	Common stock of TEL 24,400 shares	Common stock of TEL 68,000 shares
Amount paid for the exercise of Share Subscription Rights	1 yen per share	1 yen per share
Exercise period of Share Subscription Rights	From July 1, 2010 to May 31, 2027 (Note 3)	From July 1, 2011 to May 31, 2028 (Note 4)

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	9th share subscription rights	10th share subscription rights
Allocation date	June 18, 2011	June 23, 2012
Allocation number of share subscription rights	2,342 units	1,307 units
Balance at end of fiscal year	2,342 units	1,307 units
Ownership by Corporate Directors of TEL (excluding outside Directors)	684 units (9 persons)	360 units (9 persons)
Ownership by outside Directors of TEL	—	—
Ownership by Audit & Supervisory Board Members of TEL	20 units (1 person)	13 units (1 person)
Total number and type of shares to be issued or transferred by exercise of Share Subscription Rights	Common stock of TEL 234,200 shares	Common stock of TEL 130,700 shares
Amount paid for the exercise of Share Subscription Rights	1 yen per share	1 yen per share
Exercise period of Share Subscription Rights	From July 1, 2014 to May 30, 2031 (Note 5)	From July 1, 2015 to May 31, 2032 (Note 6)

(Notes)

1.	However, the period during which taxpayers in the United States can exercise their share subscription rights is limited to August 1, 2008.
2.	However, the period during which taxpayers in the United States can exercise their share subscription rights is limited to July 1, 2009.
3.	However, the period during which taxpayers in the United States can exercise their share subscription rights is limited to July 1, 2010.
4.	However, the period during which taxpayers in the United States can exercise their share subscription rights is limited to July 1, 2011.
5.	However, the period during which taxpayers in the United States can exercise their share subscription rights is limited to July 1, 2014.
6.	However, the period during which taxpayers in the United States can exercise their share subscription rights is limited to July 1, 2015.

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4. Matters concerning TEL’s Directors and other officers

(i) Condition of Corporate Directors and Audit & Supervisory Board Members	(As of March 31, 2014)

Position in TEL	Name	Responsibilities, Significant concurrent posts
Representative Director, Chairman of the Board, President & CEO	Tetsuro Higashi	Chairman, Tokyo Electron U.S. Holdings, Inc. Outside Director, Ube Industries, Ltd.
Vice Chairman of the Board	Tetsuo Tsuneishi	Outside Director, Media Lario International S.A.
Representative Director Senior Executive Vice President	Hirofumi Kitayama	Business Ethics CSR Promotion Chairman of the Board, Tokyo Electron Tohoku Ltd. Chairman, Tokyo Electron (Kunshan) Ltd.
Corporate Director	Kiyoshi Sato	Chairman, Tokyo Electron America, Inc. Chairman, Tokyo Electron Europe Ltd. President, TEL Solar AG
Corporate Director	Kenji Washino	Vice President & General Manager Chairman, TEL Venture Capital, Inc. Chairman, TEL Epion Inc. Chairman, TEL NEXX, Inc. Chairman, TEL Solar AG
Corporate Director	Hikaru Ito	Executive Vice President Chairman, TEL FSI, Inc. Chairman, Tokyo Electron (Shanghai) Ltd. Chairman, Tokyo Electron (Shanghai) Logistic Center Ltd.
Corporate Director	Takaaki Matsuoka	Technology and Development
Corporate Director	Yoshiteru Harada	Vice President & General Manager Internal Control
Corporate Director	Tetsuro Hori	Vice President & General Manager
Corporate Director	Hiroshi Inoue

Chairman of the Board, Tokyo Broadcasting System Holdings, Inc.

Chairman of the Board, Tokyo Broadcasting System Television, Inc.

President, The Japan Commercial Broadcasters Association

Outside Director, Mainichi Broadcasting System, Inc.

Corporate Director	Masahiro Sakane	Outside Director, Nomura Holdings, Inc. Outside Director, Nomura Securities Co., Ltd. Outside Director, Asahi Glass Co., Ltd.

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Audit & Supervisory Board Member	Mitsutaka Yoshida
Audit & Supervisory Board Member	Shojiro Mori
Audit & Supervisory Board Member	Mikio Akaishi
Audit & Supervisory Board Member	Takatoshi Yamamoto	Outside Auditor, Fuji Heavy Industries Limited
Audit & Supervisory Board Member	Ryuji Sakai	Attorney-at-Law Outside Auditor, Kobayashi Pharmaceutical Co. Ltd.

Members of the Compensation Committee:

Yoshiteru Harada, Tetsuo Tsuneishi, Kiyoshi Sato, Hiroshi Inoue

Members of the Nomination Committee:

Tetsuo Tsuneishi, Tetsuro Hori, Mitsutaka Yoshida

(Notes)

1.	Corporate Directors Hiroshi Inoue and Masahiro Sakane are outside Directors.
2.	Audit & Supervisory Board Members Mikio Akaishi and Takatoshi Yamamoto, Ryuji Sakai are outside Audit & Supervisory Board Members.
3.	TEL appointed Directors Hiroshi Inoue and Masahiro Sakane as independent Directors pursuant to the regulations of Tokyo Stock Exchange Inc. and provided notice to Tokyo Stock Exchange Inc. Also, TEL appointed Audit & Supervisory Board Member Mikio Akaishi and Takatoshi Yamamoto as an independent Audit & Supervisory Board Member pursuant to the regulations of Tokyo Stock Exchange Inc. and provided notice to Tokyo Stock Exchange Inc.
4.	Audit & Supervisory Board Member Shojiro Mori has experience as the Director of the Accounting Department and as the Vice President & General Manager of corporate administration for TEL’s subsidiaries and has the appropriate level of knowledge relating to finance and accounting.
5.	Audit & Supervisory Board Member Takatoshi Yamamoto is a chartered member of The Securities Analysts Association of Japan and has the appropriate level of knowledge relating to finance and accounting.
6.	Corporate Director Takaaki Matsuoka stepped down from the board as of April 30, 2014.
7.	TEL has received a request from Audit & Supervisory Board Member Mitsutaka Yoshida to step down from the position of Audit & Supervisory Board Member as of the close of the 51st annual general meeting of shareholders planned for June 20, 2014.

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(ii) Condition of Executive officers	(As of March 31, 2014)

Name	Position & Responsibilities
Tetsuro Higashi	Chairman of the Board, President & CEO
Tetsuo Tsuneishi	Vice Chairman, Assistant to the CEO, Corporate Strategy, IR
Hirofumi Kitayama	Senior Executive Vice President, Production and Technology, System Development Division, IT, General Manager, Production Division (Quality)
Hikaru Ito	Executive Vice President, SPE Executive Vice President, Senior General Manager, SPE Sales Division Executive Vice President, General Manager, Etching Systems BU
Chiaki Yamaguchi	Senior Vice President, General Manager, SPE Sales Division
Gishi Chung	Senior Vice President, General Manager, SPE Maketing & Process Development Division
Shigetoshi Hosaka	Senior Vice President, General Manager, Corporate Development Division
Kenji Washino	VP & General Manager, Corporate Development Division, Assemble and Test Systems /FPD/PVE General Manager, PVE Division
Yoshiteru Harada	VP & General Manager, Corporate Administration Division, Compliance/Internal Control, HR / General Affairs / Accounting / Export and Logistics Control
Tetsuro Hori	VP & Deputy General Manager, Corporate Administration Division, Corporate Strategic Planning / Finance / Legal / Intellectual Property
Tatsuya Nagakubo	VP & General Manager, HR / Human Resources Development Center / Corporate Branding Promotion / CSR Promotion
Takeo Sasaki	VP & General Manager, Legal
Keisuke Koizumi	VP & General Manager, IT
Seisu Ikeda	VP & General Manager, Clean Track BU
Toshiki Kawai	VP & General Manager, Surface Preparation Systems BU
Yoshinobu Mitano	VP & Deputy General Manager, Etching Systems BU
Shingo Tada	VP & General Manager, Thermal Processing Systems BU,
Takeshi Okubo	VP & General Manager, Single Wafer Deposition BU
Kiyoshi Sunohara	VP & General Manager, Field Solutions BU
Yuichi Abe	VP & General Manager, Assemble and Test Systems BU
Tsuguhiko Matsuura	VP & General Manager, FPD BU
Shinichi Sasahara	VP & General Manager, FPD Sales
Kazushi Tahara	VP & General Manager, System Development Division
Satoru Kawakami	VP & Deputy General Manager, SPE Marketing & Process Development Division, TEL Technology Center Sendai

(Notes)

1.	SPE stands for “Semiconductor Production Equipment”. FPD stands for “Flat Panel Display Production Equipment”. PVE stands for “Photovoltaic Panel Production Equipment”. BU stands for “business unit”.
2.	As of April 1, 2014, Chiaki Yamaguchi retired as Senior Vice President and Yoshiaki Horii was appointed as a new Vice President. Other role changes of the same date are listed below.

Name	Position & Responsibilities
Kenji Washino	VP & General Manager, Corporate Development Division, Assemble and Test Systems /FPD/PVE
Yoshiaki Horii	VP & General Manager, SPE Sales Division, General Manager, North America & Europe Sales
Tsuguhiko Matsuura	VP & General Manager, FPDBU, FPD Sales
Shinichi Sasahara	VP & General Manager, PVE

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(iii) Amount of Compensation Summary to Corporate Directors and Audit & Supervisory Board Members

	Fixed Compensation (Monthly Remuneration) (Note 1)	Compensation linked to business performance (Annual) (Note 2)
	Amount paid during FY2014	Bonus	Stock options for stock-based compensation (Note 3)
	(million yen)	(million yen)	(million yen)
Total amount of Corporate Director compensation (15 persons)	543	—	127
Portion of outside Director compensation (2 persons)	24	—
Total amount of Audit & Supervisory Board Member compensation (6 persons)	131
Portion of outside Audit & Supervisory Board Member compensation (4 persons, including two full-time Audit & Supervisory Board Member)	49

(Reference)

Individual Compensation of Representative Directors during FY2014

	Fixed Compensation (Monthly Remuneration) (Note 1)	Compensation linked to business performance (Annual) (Note 2)
Name and Position	Amount paid during FY2014	Bonus	Stock options for stock-based compensation (Note 3)
	(million yen)	(million yen)	(million yen)
Tetsuro Higashi Representative Director, Chairman,President & CEO	93	—	25
Hirofumi Kitayama Representative Director, Executive Vice President	68	—	16

(Notes)

1.	In view of the effect that the withdrawal from the solar panel production equipment business, as of the end of March 2014, had on corporate management, four corporate directors, of which two are representative directors, will take a 30% cut to their fixed compensation (monthly compensation) for a period of six months from March 2014. The reduction for March 2014 is reflected in the above table.

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2.	Taking financial results for the current consolidated fiscal year into account, there will be no payments made for cash bonuses linked to consolidated financial results or stock options for stock linked compensation.
3.	Though there will be no stock options for stock linked compensation in the current fiscal year, the amount of expenses incurred during the current fiscal year by the 9th share subscription rights issued in 2011 and the 10th share subscription rights issued in 2012, is indicated. Specifically, in accordance with the Accounting Standard for Stock Options (ASBJ Statement No. 8), the fair market value is distributed to the fiscal years during the period from the date the options are granted up to the date the options are exercised, based on calculations by a third party agency fair market value of the stock option.
4.	It was resolved at the 48th Annual General Meeting of Shareholders held on June 17, 2011 that the maximum amount of Corporate Director fixed compensation for a fiscal year should be 750 million yen (including 30 million yen for outside Directors). TEL does not pay a remuneration to Corporate Directors as employees in addition to their Corporate Director compensation.
5.	It was resolved at the 48th Annual General Meeting of Shareholders held on June 17, 2011 that the maximum amount of Audit & Supervisory Board Member fixed compensation for a fiscal year should be 13 million yen per month (156 million yen annually).
6.	Compensation Committee has been proposed within the Board of Directors to set the compensation of Representative Directors.

(iv) Policies Concerning Determination of Methods of Calculating Compensation for Corporate Directors and Audit & Supervisory Board Members

TEL has adopted the following executive compensation program with the intention of tying compensation more closely to financial results and shareholder value, raising corporate competitiveness, and enhancing management transparency. Corporate Director compensation consists of a monthly fixed remuneration and performance-linked compensation. Audit & Supervisory Board Member compensation consists only of a monthly fixed remuneration to maintain independence from management. Payment of retirement allowances, which constituted a significant portion of fixed compensation to Corporate Directors and Audit & Supervisory Board Members, was abolished in and after the 43rd fiscal year (ended March 2006).

The Compensation Committee, which is made up of external and internal Directors, compared compensation levels at representative technology firms in Japan and overseas and made proposals to the Board of Directors concerning the content of the system of executive compensation for Corporate Directors and the amount of compensation for representative Directors.

The performance-linked compensation system for Corporate Directors is designed to align compensation more clearly with financial results and increases in shareholder value. It takes into account consolidated return on equity (ROE) and consolidated net income, two performance indicators of consolidated business results. Necessary adjustments are then made when there are special factors that should be taken into account, such as principal performance indicators for the term under review, including profits and losses, and so on. Performance-linked compensation basically comprises cash bonuses and stock-based compensation. The ratio of cash bonuses to stock-based compensation has generally been one to one. Performance-linked compensation is limited to five times fixed compensation. Stock-based compensation will consist of granting share subscription rights with a set strike price of one yen per share and setting unexercisable period for three years.

For this fiscal year, taking financial results for the current consolidated fiscal year into account, there will be no payments made for cash bonuses linked to consolidated financial results or stock options for stock linked compensation.

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(v) Matters concerning Outside Directors and Outside Audit & Supervisory Board Members

a. Outside Director positions, Outside Audit & Supervisory Board Member and other significant positions held concurrently in other corporations or organizations and relationships of TEL with the relevant other corporations or organizations.    (As of March 31, 2014)

Position in TEL	Name	Significant concurrent posts	Relationship with TEL
Outside Director	Hiroshi Inoue

Chairman of the Board, Tokyo Broadcasting System Holdings, Inc.

Chairman of the Board, Tokyo Broadcasting System Television, Inc.

President, The Japan Commercial Broadcasters Association

Outside Director, Mainichi Broadcasting System, Inc.

No significant business relation
Outside Director	Masahiro Sakane	Outside Director, Nomura Holdings, Inc. Outside Director, Nomura Securities Co., Ltd. Outside Director, Asahi Glass Co., Ltd.	No significant business relation
Outside Audit & Supervisory Board Member	Takatoshi Yamamoto	Outside Auditor, Fuji Heavy Industries Ltd	No significant business relation
Outside Audit & Supervisory Board Member	Ryuji Sakai	Outside Auditor, Kobayashi Pharmaceutical Co. Ltd.	No significant business relation

b. Main activities during the current fiscal year

Position in TEL	Name	Main activities
Outside Director	Hiroshi Inoue	Hiroshi Inoue attended all 13 meetings of the Board of Directors held in the year, and, drawing on his wealth of experience and knowledge as a business entrepreneur, made appropriate comments on proposals and other matters of deliberation.
Outside Director	Masahiro Sakane	Masahiro Sakane attended 12 of the 13 meetings of the Board of Directors held in the year, and, drawing on his wealth of experience and knowledge as a business entrepreneur, made appropriate comments on proposals and other matters of deliberation.
Outside Audit & Supervisory Board Member	Mikio Akaishi	Mikio Akaishi attended all 10 meetings of the Board of Directors and all 4 meetings of the Audit & Supervisory Board held since being appointed on June 21, 2013, and, drawing on his wealth of experience and knowledge as an auditor and other roles in other companies, made appropriate comments on proposals and other matters of deliberation.
Outside Audit & Supervisory Board Member	Takatoshi Yamamoto	Takatoshi Yamamoto attended 9 of the 10 meetings of the Board of Directors and all 4 meetings of the Audit & Supervisory Board held since being appointed on June 21, 2013, and, drawing on his wealth of experience and knowledge as a securities analyst for the electronics industry, made appropriate comments on proposals and other matters of deliberation.
Outside Audit & Supervisory Board Member	Ryuji Sakai	Ryuji Sakai attended all 13 meetings of the Board of Directors and all 7 meetings of the Audit & Supervisory Board held in the year, and, drawing on his specialist perspective as a lawyer, made appropriate comments on proposals and other matters of deliberation.

82

World Headquarters

3-1 Akasaka 5-chome, Minato-ku

Tokyo 107-6325, Japan

Tel.+81-3-5561-7000

c. Overview of liability-limiting agreements

TEL revised its Articles of Incorporation at the 43rd Annual General Meeting of Shareholders held on June 23, 2006 to include a provision concerning the conclusion of liability-limiting contracts with outside Directors and Audit & Supervisory Board Members. In accordance with its Articles of Incorporation, TEL has concluded liability-limiting contracts specified by Article 423, Paragraph 1 of the Companies Act of Japan with its outside Directors and Audit & Supervisory Board Members. The limitation of liability under these agreements is the maximum amount specified in Article 425, Paragraph 1 of the Companies Act of Japan, provided that the individuals in question perform their duties in good faith and without gross negligence.

5. Condition of accounting auditors

(1) Name of accounting auditors

KPMG AZSA LLC

(2) Amount of Compensation Paid to Accounting Auditors

		(million yen)
i	Amount of compensation to be paid by TEL for audit services pursuant to Article 2, Paragraph 1 of the Certified Public Accountants Law	161
ii	Total monetary compensation and other benefits to be paid to accounting auditors by TEL and its subsidiaries	457

(Notes)

1.	The audit agreement concluded by TEL and its accounting auditors does not distinguish between compensation to be paid for audits pursuant to the Companies Act of Japan, and that pursuant to the Financial Instruments and Exchange Law of Japan and these amounts cannot practically be separated, and as a result the amount indicated in (i) above is the total of these two amounts.
2.	At TEL, accounting auditors performed duties other than those listed in Article 2.1 of the Certified Public Accountants Act of Japan, and have been paid a consideration of 200 million yen for their work auditing financial statements written in conformity to the U.S. generally accepted accounting principles and relating to the business combination.
3.	Of TEL’s main subsidiaries, the following subsidiaries undergo audits by certified public accountants or audit companies other than TEL’s accounting auditors.

Tokyo Electron America, Inc.

Tokyo Electron Europe Limited

TEL Solar AG

Tokyo Electron Korea Limited

Tokyo Electron Taiwan Limited

Tokyo Electron (Shanghai) Limited

(3) Policy Concerning Decisions to Discharge or to Not Reappoint the Accounting Auditors

If any of the circumstances set forth in Article 340, Paragraph 1 of the Companies Act of Japan apply to the accounting auditors, the Audit & Supervisory Board may discharge the accounting auditors with the unanimous consent of all Audit & Supervisory Board Members. In addition, if it is determined that it would be difficult for the accounting auditors to perform proper audits, the Board of Directors may, with the consent of or upon request from the Audit & Supervisory Board, submit to the General Meeting of Shareholders the resolution to discharge or not to reappoint the accounting auditors.

83

World Headquarters

3-1 Akasaka 5-chome, Minato-ku

Tokyo 107-6325, Japan

Tel.+81-3-5561-7000

6. Corporate Structures and Policies

(1)	Structures for Ensuring the Proper Performance of Business

The content of resolutions made by TEL at meetings of the Board of Directors and relating to basic policies on systems designed for the appropriate maintenance of operations is as follows:

Fundamental Policies concerning Internal Controls within the Tokyo Electron Group

1.	Systems to ensure that actions by Directors and employees in the performance of their duties comply with applicable laws and the Articles of Incorporation

(i)	TEL Group Directors and employees are required to act in compliance with applicable laws and the Articles of Incorporation and with a high sense of ethics.

(ii)	TEL Group Directors and employees shall consider regulations concerning compliance structures, including Code of Ethics and Compliance Regulations, to guide their standard of conduct and shall put such standards into practice.

(iii)	The Chief Business Ethics Director shall have as his mission ensuring compliance with corporate ethics and shall report periodically to the Board of Directors on the Ethics Committee and activities to ensure legal compliance.

(iv)	The Internal Audit Dept., which shall be under the direct authority of the president, shall perform internal audits of actions taken in the performance of their duties. Such audits shall include checking on the existence of compliance violations.

(v)	The Audit & Supervisory Board Members shall perform audits of the actions of Directors in the performance of their duties, and if any action that violates an applicable law or the Articles of Incorporation, or potential violation, is discovered, the Audit & Supervisory Board Members shall take necessary measures that include the provision of advice or reports to the Directors.

(vi)	An internal reporting system (“hotline”) shall be operated and maintained as a measure for employees to directly provide information on any conduct that seems questionable with regard to legality. Confidentiality shall be maintained upon the request of the employee making a report, and it will be guaranteed that the employee will not be subject to any disadvantage.

(vii)	We will establish a system to ensure the appropriateness and reliability of the TEL Group’s financial reporting, while periodically enhancing it and evaluating the effectiveness of its operations.

(viii)	Based on our corporate stance of avoiding all contact with antisocial movements that might threaten the order and security of civil society, we categorically refuse all unreasonable demands and other forms of solicitation from such organizations.

2.	Structures for the preservation and management of information relating to actions taken by Directors in the performance of their duties

(i)	Information relating to actions taken by Directors in the performance of their duties shall be recorded in writing or via electronic media and shall be preserved in accordance with the Document Management Regulations.

(ii)	Documents, etc. relating to actions taken by Directors in the performance of their duties shall be maintained in a format that can viewed immediately.

3.	Regulations concerning management of the risk of loss and other structures

(i)	Risk Management Regulations shall be formulated, the types of risks that should be managed shall be identified, and risk management systems clarified.

(ii)	The department responsible for each risk specified in the above regulations shall be determined, group-wide risks shall be managed, and risk management structures shall be described in detail and implemented properly.

(iii)	Efforts to develop preparedness for risks related to such events as earthquakes, in order to ensure the continuity of business, shall be continually promoted.

(iv)	The responsible Directors shall report periodically to the Board of Directors concerning the status of major risks and measures taken to counter them.

84

World Headquarters

3-1 Akasaka 5-chome, Minato-ku

Tokyo 107-6325, Japan

Tel.+81-3-5561-7000

4. Structures to ensure the efficient performance of the duties of Directors

(i)	The Board of Directors shall determine key items of TEL’s management including management policies and matters specified by law and shall oversee the status of their implementation.

(ii)	TEL shall take measures to have outside (independent) Directors join the Board to objectively ensure efficient decision-making by the Board of Directors.

(iii)	The Board of Directors shall by resolution of the Board have representative Directors, executive Directors, and executive officers carry out their respective duties.

5.	Structures to ensure the appropriateness of operations by the corporate group consisting of TEL and its subsidiaries

(i)	Various regulations applicable to the entire group shall be prepared as necessary to ensure the proper and efficient performance of business activities as a corporate group.

(ii)	The Audit & Supervisory Board Members shall establish a structure for cooperation with the Audit & Supervisory Board Members of other group companies to facilitate the effective and proper performance of supervision and audits of the TEL Group as a whole.

(iii)	The Internal Audit Dept. shall perform audits of the appropriateness of the activities of the corporate group.

6.	Matters relating to employees when the assignment of employees is necessary to assist in the performance of the Audit & Supervisory Board Members’ duties and matters relating to the independence of such employees from Directors

(i)	When the Audit & Supervisory Board Members request the assignment of employees to assist them in the performance of their duties, employees shall be assigned to the Audit & Supervisory Board Members.

(ii)	Employees assigned to the Audit & Supervisory Board Members shall perform work duties in accordance with instructions from the Audit & Supervisory Board Members.

(iii)	To ensure the independence of the employees specified above, matters relating to personnel administration, such as appointment and dismissal, transfers, and performance evaluations, shall require the consent of a full-time Audit & Supervisory Board Member.

7.	Structures for reports by Directors and employees to the Audit & Supervisory Board Members and for other reports to the Audit & Supervisory Board Members

(i)	If a Director or employee discovers any facts in violation of applicable laws or any matter that will have a material impact on TEL and the TEL Group, the Director or employee must immediately report to the Audit & Supervisory Board Members.

(ii)	Each Audit & Supervisory Board Members shall attend key meetings and shall review significant documents submitted for approval, and when necessary request reports from Directors, responsible executive officers, and other departments.

(iii)	The Audit & Supervisory Board shall receive reports from the Internal Audit Dept. concerning the results of internal audits.

8.	Other structures to ensure the effective implementation of audits by the Audit & Supervisory Board Members

(i)	A forum for the periodic exchange of ideas and opinions among the Audit & Supervisory Board Members and representative Directors shall be created with the objective of creating effective internal controls.

(ii)	The Audit & Supervisory Board shall share information with the accounting auditors and the Internal Audit Dept. with the objective of creating effective internal controls.

(iii)	TEL shall take measures to have outside (independent) Audit & Supervisory Board Members join the Audit & Supervisory Board to objectively ensure the appropriateness of audits.

(iv)	The Audit & Supervisory Board may when necessary use TEL’s funds for legal, accounting and other professionals to form independent opinions when performing audits.

85

World Headquarters

3-1 Akasaka 5-chome, Minato-ku

Tokyo 107-6325, Japan

Tel.+81-3-5561-7000

(2) Policy concerning decisions regarding the distribution of surplus earnings

The dividend policy of TEL is to link dividend payments to business performance and earnings on an ongoing basis. Its basic policy for returning profits to shareholders is to maintain a payout ratio of around 35% based on consolidated net income.

TEL will effectively use internal capital reserves to raise corporate value through earnings growth and provides returns directly to shareholders by concentrating investment in high-growth areas and linking dividend payments to business performance and earnings.

The year-end dividend for the current fiscal year remains unchanged at 25 yen per share, being the April 30, 2013 published value, and payment start date has been set at May 30, 2014. While it does not change the dividend policy referred to above, in addition to the policy of linking the full-year dividend amount to business performance, and taking the TEL Group’s financial standing and global financial and economic trends into account, there will be a special return of earnings to shareholders at 50 yen per share, including the interim dividend of 25 yen per share.

Consolidated Balance Sheet

(Millions of yen)

	As of March 31, 2013	As of March 31, 2014
ASSETS
Current assets
Cash and deposit	49,632	56,345
Trade notes and accounts receivable	100,500	129,032
Securities	190,497	211,800
Merchandise and finished goods	87,397	114,289
Work in process	33,402	38,074
Raw materials and supplies	14,898	15,912
Deferred income taxes	15,669	25,173
Others	30,682	32,365
Allowance for doubtful accounts	(1,179)	(1,502)

Total current assets	521,501	621,492

Long-term assets
Tangible fixed assets
Buildings and structures	163,857	151,633
Accumulated depreciation	(92,009)	(93,185)

Buildings and structures, net	71,847	58,448

Machinery and carriers	108,360	97,055
Accumulated depreciation	(81,233)	(76,255)

Machinery and carriers, net	27,126	20,800

Land	25,030	25,112
Others	37,781	34,989
Accumulated depreciation	(26,087)	(27,005)

Others, net	11,693	7,983

Total tangible fixed assets	135,697	112,344

Intangible fixed assets
Goodwill	38,372	9,400
Others	21,545	20,155

Total intangible fixed assets	59,918	29,556

Investments and other assets
Investment securities	18,669	20,026
Net defined benefit asset	—	8,904
Deferred income taxes	23,205	23,223
Others	18,647	14,911
Allowance for doubtful accounts	(2,112)	(1,866)

Total investments and other assets	58,410	65,199

Total long-term assets	254,026	207,099

Total assets	775,527	828,591

(Millions of yen)

	As of March 31, 2013	As of March 31, 2014
LIABILITIES
Current liabilities
Trade notes and accounts payable	36,261	53,667
Short-term borrowings	3,756	11,531
Income taxes payable	2,285	14,014
Accrued employees’ bonuses	6,829	8,584
Accrued warranty expenses	8,344	10,072
Others	49,192	72,639

Total current liabilities	106,670	170,509

Long-term liabilities
Deferred tax liabilities	4,817	9,279
Accrued pension and severance costs	56,643	—
Net defined benefit liability	—	53,448
Others	2,269	4,740

Total long-term liabilities	63,730	67,468

Total liabilities	170,400	237,978

NET ASSETS
Shareholders’ equity
Common stock	54,961	54,961
Capital surplus	78,023	78,023
Retained earnings	467,920	436,174
Treasury stock	(9,588)	(9,478)

Total shareholders’ equity	591,315	559,679

Accumulated other comprehensive income
Valuation difference on available-for-sale securities	4,214	5,592
Deferred gains or losses on hedges	(14)	60
Translation adjustments	(2,483)	5,777
Remeasurements of defined benefit plans	—	6,981

Total accumulated other comprehensive income	1,716	18,411

Subscription rights to shares	1,374	1,643
Minority interests	10,720	10,878

Total net assets	605,127	590,613

Total liabilities and net assets	775,527	828,591

Consolidated Statement of Income

		(Millions of yen)

	Year ended March 31, 2013	Year ended March 31, 2014

Net sales	497,299	612,170
Cost of sales	338,545	410,277

Gross profit	158,754	201,892

Selling, general & administrative expenses
Salaries and allowances	24,619	28,140
Research and development expenses	73,248	78,663
Others	48,338	62,882

Total selling, general & administrative expenses	146,206	169,687

Operating income (loss)	12,548	32,204

Non-operating income
Interest income	1,392	1,343
Dividend revenue	266	1,818
Revenue from grants	2,671	1,154
Others	1,794	1,157

Total non-operating income	6,125	5,473

Non-operating expenses
Foreign currency translation loss	1,520	1,229
Loss on revaluation of investment securities	153	230
Others	303	731

Total non-operating expenses	1,977	2,191

Ordinary income (loss)	16,696	35,487

Unusual or infrequent profit
Gain on sale of fixed assets	943	433
Reversal of allowance for doubtful accounts	558	—
Gain on sale of investment securities	—	74
Others	—	18

Total unusual or infrequent profit	1,501	526

Unusual or infrequent loss
Loss on impairment	6	46,969
Loss on liquidation of subsidiaries and affiliates	134	—
Reorganization costs	132	—
Others	158	800

Total unusual or infrequent loss	431	47,769

Income (loss) before income taxes	17,766	(11,756)

Provision for income taxes and enterprise taxes	6,254	15,994
Prior year’s corporate tax	2,194	—
Deferred income taxes	2,958	(8,537)

Total income taxes	11,408	7,456

Income (loss) before minority interests	6,358	(19,213)

Minority interests	282	195

Net income (loss)	6,076	(19,408)

Consolidated Statements of Changes in Net Assets

Year ended March 31, 2014					(Millions of yen)

	Shareholders’ equity
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders’ equity
Balance at beginning of period	54,961	78,023	467,920	(9,588)	591,315
Increase (decrease) from changes in accounting periods at consolidated subsidiaries			(3,190)		(3,190)
Changes of items during the period
Cash dividends			(9,138)		(9,138)
Net income (loss)			(19,408)		(19,408)
Purchase of treasury stock				(29)	(29)
Disposal of treasury stock			(8)	139	131
Net change except shareholders’ equity

Total changes of items during the period	—	—	(28,555)	110	(28,445)

Balance at end of period	54,961	78,023	436,174	(9,478)	559,679

	Accumulated other comprehensive income					Subscription rights to shares	Minority interests	Total net assets
	Valuation difference on available-for-sale securities	Deferred gains or losses on hedges	Translation adjustments	Remeasurements of defined benefit plans	Total accumulated other comprehensive income
Balance at beginning of period	4,214	(14)	(2,483)	—	1,716	1,374	10,720	605,127
Increase (decrease) from changes in accounting periods at consolidated subsidiaries								(3,190)
Changes of items during the period
Cash dividends								(9,138)
Net income (loss)								(19,408)
Purchase of treasury stock								(29)
Disposal of treasury stock								131
Net change except shareholders’ equity	1,378	74	8,260	6,981	16,695	269	157	17,122

Total changes of items during the period	1,378	74	8,260	6,981	16,695	269	157	(11,323)

Balance at end of period	5,592	60	5,777	6,981	18,411	1,643	10,878	590,613

Consolidated Cash Flow

		(Millions of yen)

	Year ended March 31, 2013	Year ended March 31, 2014
Cash flow from operating activities
Income (loss) before income taxes	17,766	(11,756)
Depreciation and amortization	26,630	24,888
Loss on impairment	6	46,969
Amortization of goodwill	1,141	4,262
Increase (decrease) in accrued pension and severance costs	1,864	—
Increase (decrease) in net defined benefit liability	—	2,885
Increase (decrease) in accrued employees’ bonuses	(2,750)	1,396
Increase (decrease) in accrued warranty expenses	(2,918)	1,255
Interest and dividend revenue	(1,659)	(3,161)
Decrease (increase) in trade notes and accounts receivable	57,549	(25,357)
Decrease (increase) in inventories	20,278	(32,088)
Increase (decrease) in accounts payable	(15,481)	15,605
Decrease (increase) in prepaid consumption tax	2,862	(2,912)
Increase (decrease) in accrued consumption tax	596	1,122
Increase (decrease) in customer advances	(12,455)	19,083
Others	(3,011)	860

Subtotal	90,420	43,052

Receipts from interest and dividends	1,586	3,222
Interest paid	(68)	(83)
Income taxes paid or refund (paid)	(7,671)	(1,741)

Net cash generated by operating activities	84,266	44,449

Cash flow from investing activities
Payment into time deposits	(15,056)	(98)
Proceeds from time deposits	15,000	9,871
Payment for purchase of short-term investments	(177,000)	(192,515)
Proceeds from redemption of short-term investments	111,000	174,200
Payment for purchase of tangible fixed assets	(19,012)	(9,451)
Payment for purchase of intangible fixed assets	(1,234)	(1,640)
Purchase of shares of subsidiaries resulting in change in scope of consolidation	(55,079)	—
Payments for transfer of business	(1,097)	—
Others	710	35

Net cash used in investing activities	(141,769)	(19,599)

Cash flow from financing activities
Net increase (decrease) in short-term borrowings	(646)	7,551
Proceeds from long-term borrowings	—	2,000
Net decrease (increase) in treasury stock	(15)	(29)
Dividends paid	(9,316)	(9,138)
Others	(646)	(569)

Net cash generated by financing activities	(10,625)	(186)

Effect of exchange rate changes on cash and cash equivalents	(5,334)	(3,973)
Net increase (decrease) in cash and cash equivalents	(73,462)	20,690
Cash and cash equivalents at beginning of period	158,776	85,313
Increase (decrease) in cash and cash equivalents from changes in accounting periods at consolidated subsidiaries	—	(1,206)
Cash and cash equivalents at end of period	85,313	104,797